Exhibit 99.2

September 10, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Restated Q1 2014 Financial Report

Below please find the Company’s Restated Q1 2014 Financial Report as filed in Israel on September 10, 2014, translated into English. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FINANCIAL REPORT as of March 31, 2014:

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended March 31, 2014

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended March 31, 2014.

The Company’s financial statements as of March 31, 2014 and for the 3 months then ended have been restated as a result of correcting an error in the financial statements of a subsidiary; for details, refer to Note 2f to the Company’s financial statements and section 1.4 below. The data included in the directors’ report have been retrospectively adjusted in order to reflect therein the correction of the aforementioned error.

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth markets. In addition, the Group operates in the medical office buildings sector in the United States, as well as in development and construction of primarily residential projects in Israel and in Central and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of March 31, 2014 (the “Reporting Date”), the Group owns and manages 570 properties, as follows:

•	550 shopping centers and medical office buildings of various sizes

•	9 shopping centers under development

•	11 other properties

The above properties have a gross leasable area (“GLA”) of 6.6 million square meters. The properties are presented in the Company’s books at their fair value of NIS 56.7 billion (NIS 76.8 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of properties managed by the Group) and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of March 31, 2014) of NIS 4.9 billion (NIS 6.8 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the properties managed by the Group).

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of March 31, 2014, the Company owns 45.2% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the United States, mainly in California. EQY owns2 139 income-producing properties (132 shopping centers and 7 other properties), with a total GLA of 1.7 million square meters, as well as a shopping center under development.

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.
[2]	Includes jointly controlled properties.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the United States, with a total GLA of 176 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 16 medical office buildings in the United States, with a total GLA of 136 thousand square meters. For details regarding the sale of medical office buildings after the reporting period, refer to section 11.3 of the Update to the Description of the Company’s Business Report.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of March 31, 2014, the Company owns 45.1% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 160 shopping centers in Canada, with a total GLA of 2.2 million square meters, and 4 shopping centers under development.

In Brazil, the Company operates in the shopping centers sector through Gazit Brazil Ltda. (“Gazit Brazil”) (100%). As of March 31, 2014, Gazit Brazil owns 4 commercial income-producing properties with a total GLA of 32 thousand square meters and one shopping center under development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of March 31, 2014, the Company owns 49.3% of CTY’s share capital1. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns2 68 shopping centers and other retail properties of various sizes, with a total GLA of 1.0 million square meters, as well as a shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), a jointly controlled company that is presented according to the equity method and that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of March 31, 2014, the Company owns 39.8%3 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 153 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.3 million square meters. It also has 37 land plots for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of March 31, 2014, Gazit Germany owns 6 shopping centers and one other income-producing property, with a total GLA of 100 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd (“Gazit Development”). (As of March 31, 2014 the company owns 82.5%, 75% on a fully diluted basis) of Gazit Development’s share capital. Gazit Development is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers in Israel, with a total GLA of 126 thousand square meters, and 2 properties under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a GLA of 7 thousand square meters and lands for future development.

In addition, Gazit Development also owns, through subsidiaries, 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd. (“Dori Construction”), which is also a public company listed on the TA Stock Exchange) in the development and construction of primarily residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd. For details regarding approval of a scheme for investment in Dori Group by Gazit Development (the vast majority of which will be used for investment in Dori Construction), refer to Note 5c4 to the financial statements.

[1]	For details regarding a rights issuance of shares by CTY after the Reporting Date, refer to Note 5a1 to the financial statements.
[2]	Include jointly controlled properties.
[3]	The Company has a shareholders’ agreement with CPI, a Real Estate fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that owns, to the best of the Company’s knowledge, 13.9% of the share capital of ATR.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the group operates have already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, recently there have been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their net asset value).

As of March 31, 2014, the Company is reporting stability in occupancy rates in Group properties and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows, a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position are not certain nor are under the Company’s control; it therefore constitutes forward-looking statements. This assessments are based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessments are based to a material extent on its present expectations and assessments with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessments will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.4.	Restatement

The financial statements as of December 31, 2013 and for the year then ended and as of March 31, 2014 and for the period of three months then ended and as of March 31, 2013 and for the period of three months then ended have been restated in order to retrospectively reflect the correction of an error in the financial statements of the subsidiary Dori Construction, as a result of a material deviation in the estimates of anticipated revenues and costs of projects under construction (the “Estimates”). Part of the deviation amount should have been reflected in the Estimates used by Dori Construction for prior reporting periods, and accordingly Dori Construction and the Company have restated their financial statements for prior periods, the earliest of which is the fourth quarter of 2012, as detailed in Note 2f to the financial statements.

For details regarding the effect of the correction on the financial statements, refer to Note 8 to the financial statements.

For a disclosure regarding an assessment by the Company’s management and Board of Directors concerning the effect of the restatement on the evaluation of effectiveness of the internal control, and concerning actions taken and to be taken in order to prevent the recurrence of such errors that necessitated the restatement of the financial statements, refer to the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a) of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. In the Company’s opinion, the correction that is the subject of the restatement has not led to material effects on the core business of the Company and will not result in the Company failing to comply with its financial covenants or in failing the distribution provisions.

As for details regarding deviation from financial covenants in Dori Group, Dori Construction and Gazit Development, relating to some of the debentures they have issued, and commitments to financing bodies. and that, they are not in breach of their commitments to the financing bodies and to the holders of the aforementioned debentures, due to the provisions of the financing agreements and the trust deeds, as the case may be, in relation to the examination and remedy periods in the event of non-compliance with the financial ratios, refer to Note 5c to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.5.	Highlights – First quarter of 2014 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 3 months ended March 31,
	2014*	2013*	Change
Rental income	1,227	1,340	(8%)
NOI (Net Operating Income)	817	883	(7%)
Proportionately consolidated NOI (**)	517	528	(2%)
FFO (***)	151	150	1%
Diluted FFO per share (NIS) (***)	0.86	0.90	(5%)
The number of shares used in calculating the diluted FFO per share (in thousands)	176,014	165,530	6%
Acquisition, construction and development of investment property (****)	783	620	—
Disposal of investment property (****)	127	611	—
Fair value gain from investment property and investment property under development, net	25	185	—
Net income attributable to equity holders of the Company	157	329	—
Diluted earnings per share (NIS)	0.89	1.98	—
Cash flows from operating activities	187	64	—
Net debt to total assets	55.5%	55.6%
Equity attributable to equity holders of the Company	7,789	7,439	—
Equity per share attributable to equity holders of the Company (NIS)	44.3	45.0	—
Net asset value per share (EPRA NAV) (NIS) (*****)	56.8	58.6	—
EPRA NNNAV per share (NIS) (*****)	39.2	40.1	—

(*)	Restated, (refer to section 1.4 above) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to note 2e, 2f and 8 to the financial statements.
(**)	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(***)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method).
(*****)	Refer to section 2.4 below.

•	As of March 31, 2014, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 9.8 billion (NIS 3.6 billion in the Company and wholly-owned subsidiaries). In addition, as of March 31, 2014, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 1.4 billion.

•	In the Reporting Period, Group companies issued debt by way of debentures in a total amount of NIS 0.9 billion.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of March 31, 2014):

First Capital Reality (FCR)
45.1%
Canada
Equity One (EQY)
45.2%
ProMed Properties
100%
USA
Gazit Brazil
100%
Brazil
GAZIT-GLOBE
Citycon (CTY)
49.3%
Atrium European Real Estate (ATR)
139.8%
Europe
Gazit Germany
100%
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
82.5%
Israel
73.9%
U.Dori Group

[1]	A company jointly controlled together with CPI, which owns, to the best of the Company’s knowledge, additional 13.9% of the share capital of ATR as of March 31, 2014.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

1.7.	Breakdown of Net Operating Income (“NOI”), according to the Company’s operating regions[1]:

Q1 2014	Q1 2013

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of March 31, 2014:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 31.3.2014 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.2	2,822	4,143
FCR	Shares (TSX)	94.3	45.1	4,724	5,224
CTY[1]	Shares (OMX)	217.6	49.3	2,822	2,701
ATR	Shares (VSX, Euronext)	149.3	39.8	4,294	2,943
Dori Group[2]	Shares (TASE)	82.6	61.0	*) 28	157
Europe	Income-producing property	—	—	894	—
Europe[3]	Property under development and lands	—	—	195	—
ProMed	Income-producing property	—	—	1,944	—
Brazil	Income-producing property and property under development	—	—	546	—
Israel[3]	Income-producing property	—	—	1,967	—
Israel[3]	Property under development and lands	—	—	207	—

Total assets		—	—	20,433	—

*	Restated, refer to note 2f.

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded separate basis”) as of March 31, 2014:

NIS in millions
Debentures[4]	10,932
Debts to financial institutions	3,274

Total debentures and debts to financial institutions (**)	14,206
Other monetary liabilities	400

Total monetary liabilities	14,606
Less - monetary assets	1,899
Less - other investments[5]	472

Monetary liabilities, net	12,235
Other liabilities[6]	409

Total liabilities, net	12,644

**)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[7]	Banks	Mortgages	Total	%
2014	256	91	372	719	5
2015	989	46	61	1,096	8
2016	980	814	35	1,829	13
2017	772	—	77	849	6
2018	1,397	28	326	1,751	12
2019	1,534	473	344	2,351	17
2020	1,196	—	24	1,220	9
2021	1,002	—	22	1,024	7
2022	894	—	291	1,185	8
2023	778	—	124	902	6
2024 and after	1,134	—	146	1,280	9

Total	10,932	1,452	1,822	14,206	100

[1]	For details regarding the acquisition of additional CTY shares within the framework of a rights issuance after the Reporting

Date, refer to Note 5a1 to the financial statements.

[2]	Represents an effective indirect interest in Dori Group
[3]	Presented according to the proportionate consolidation method (82.5%).
[4]	Excludes an asset of NIS 855 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

[5]	Comprised primarily of the investment in private equity funds.
[6]	Includes a provision for taxes, net in the amount of NIS 424 million, less intangible assets in the amount of NIS 15 million.
[7]	Includes a private, unsecured loan from an institutional investor in the amount of NIS 267 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit or loss, gains or losses on the sale of properties, and other types of gains and losses.

In the United States, where financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is calculated according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared according to IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies. Furthermore, pursuant to the draft regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

The measure represents the accounting net income for the period, after excluding non-recurring revenues and expenses (including gains or losses on the revaluation of properties to their fair value), gains or losses on the sale of properties, changes in the fair value of financial instruments measured through profit or loss, and other types of gains and losses. This measure is customarily used to review the performance of income-producing property companies. The required adjustments made to the accounting net income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 3 months ended March 31,		For the year ended December 31
	2014	2013	2013
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	*) 157	*) 329	*) 927

Adjustments:
Fair value gain from investment property and investment property under development, net	(25)	**) (185)	**) (962)
Capital loss on sale of investment property	3	13	52
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(98)	(189)	(435)
Adjustments with respect to equity-accounted investees	(20)	(6)	60
Loss from decrease in interest in investees	1	—	11
Deferred taxes and current taxes with respect to disposal of properties	*) 100	*) 89	**) 262
Gain from bargain purchase	—	—	(173)
Acquisition costs recognized in profit or loss	1	4	10
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	(3)	3	142
Non-controlling interests’ share in above adjustments	*) 1	*) 49	*) 375

Nominal FFO	157	107	269

Additional adjustments:

CPI and exchange rate linkage differences	(57)	3	152
Depreciation and amortization	4	4	16
Adjustments with respect to equity-accounted investees	(16)	15	27
Other adjustments(1)	*) **) 63	*) **) 21	*) **) 121

FFO according to the management approach	151	150	585

FFO according to the management approach per share (in NIS)	0.86	0.90	3.42

FFO according to the management approach per share (diluted) (in NIS)	0.86	0.90	3.41

Number of shares used in the basic FFO per share calculation (in thousands)(2)	175,811	165,313	171,103

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	176,014	165,530	171,413

*)	Restated, (refer to section 1.4 above) and retrospectively adjusted for implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.
**)	Reclassified, refer to Note 2d to the financial statements.
[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, non-recurring expenses relating to the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property (including the results of Dori Group) as well as internal leasing costs (mainly salary) incurred in the leasing of properties.
[2]	Weighted average for the period.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of March 31, 2014, based on capitalization of net operating income methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended March 31,				For the year ended December 31
	2014		2013		2013
	NIS in millions
Rental income	1,227		1,340		5,146
Property operating expenses	410		457		1,689

NOI for the period	817		883		3,457
Less - minority’s share in NOI	(397)		(435)		(1,687)
Add - Company’s share in NOI of jointly controlled companies(1)	97		80		332

NOI for the period - the Group’s proportionate share	517		528		2,102

NOI for the year - the Group’s proportionate share	2,068	(2)	2,112	(2)	2,102

(1)	Companies that are presented according to the equity method.
(2)	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the first quarter of 2014:

Cap Rate:	6.50%	6.75%	7.00%	7.25%	7.50%
Value of income-producing property (NIS in millions) (*)	31,840	30,661	29,566	28,546	27,595

(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and lands, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2014, amounted to NIS 1,972 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2014, amounted to NIS 23,677 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

In January 2014, EPRA published an update to the method for calculating the EPRA NAV and the EPRA NNNAV, which prescribes that financial derivatives used for currency hedging will not be excluded in calculating the EPRA NAV. Accordingly, in calculating the value of financial derivatives to be excluded in calculating the EPRA NAV, the Company deducts from the total value of the cross-currency swap transactions the intrinsic value of these transactions. Following the said publication, the Company has retroactively adjusted the EPRA NAV calculation as of March 31, 2013 in the amount of NIS 782 million (NIS 4.6 per share), which is the value of the financial derivatives used for currency hedging as of March 31, 2013.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA rules. It is clarified that such data are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of March 31,		As of December 31,
	2014 *)	2013 *)	2013 *)
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,789	7,439	7,802
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,185	2,204	2,158
Fair value asset adjustment for derivatives, net(1)	(186)	(147)	(60)
Adjustments with respect to equity-accounted investees	221	218	300

Net asset value - EPRA NAV	10,009	9,714	10,200

EPRA NAV per share (in NIS)	56.8	58.6	57.9

EPRA NNNAV

EPRA NAV	10,009	9,714	10,200
Adjustment of financial liabilities to fair value	(1,900)	(1,714)	(1,460)
Other adjustments to provision for deferred taxes(2)	(1,141)	(1,265)	(1,124)
Fair value asset adjustment for derivatives, net	186	147	60
Adjustments with respect to equity-accounted investees	(250)	(233)	(315)

Adjusted net asset value - EPRA NNNAV	6,904	6,649	7,361

EPRA NNNAV per share (in NIS)	39.2	40.1	41.8

Issued share capital of the Company (in thousands) used in the calculation(3)	176,085	165,714	176,094

(1)	The amount represents the fair value less the intrinsic value of the financial derivatives.
(2)	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.
(3)	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.
*)	Retroactively adjusted according to the new EPRA recommendations published in January 2014; restated as referred to in section 1.4 above and also retrospectively adjusted to reflect the implementation of a clarification to IAS 12, refer to Notes 2e, 2f and 8 to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 783 million. The effect of these investments on the operating results of the Group will be reflected in full during 2014 and thereafter.

Property activities

1)	In the Reporting Period, the Company and its subsidiaries acquired 3 income-producing properties, with a total GLA of 34 thousand square meters and lands for future development, at a total cost of NIS 575 million. In addition, the Company and its subsidiaries has developed new properties and redeveloped existing properties at a total cost of NIS 208 million.

2)	Property acquisition and sale

	Acquisitions				Sales
	No. of investment properties	Acquisition cost of investment properties (NIS in millions)	Acquisition of land for future development (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of investment properties	Proceeds from the sale of investment properties (NIS in millions)
EQY	2	360	1	8	4	88
FCR	1	169	11	130	1	12
CTY[1]	—	—	—	67	3	26
ATR[2]	—	—	—	118	1	1
Brazil	—	—	34	3	—	—

3)	Highlights of operational data:

	Investment properties[1]	GLA (in thousands of square meters)	Average basic monthly rent per square meter				Change in same property NOI [3]	Occupancy rate in core properties		Net debt to total assets
			31.3.2014		31.3.2013			31.3.2014	31.3.2013
EQY	139	1,665	$	U.S 14.7	$	U.S 13.5	2.4%	93.9%	91.8%	36.1%
FCR	160	2,215	$	C 16.2	$	C 15.7	1.2%	95.3%	95.1%	43.6%
CTY	68	1,048		€21.7		€21.3	3.9%	95.5%	95.0%	50.3%
ATR	153	1,313		€12.1		€11.7	2.6%	97.4%	97.4%	17.2%

1	Includes jointly-controlled properties.
2	Represents 100% of ATR.
3	Change in same property NOI in the Reporting Period compared with the corresponding quarter last year.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of March 31, 2014 (NIS in millions)	Cost for completion (NIS in millions)		Area (square meters in thousands)
FCR	4	849	31		74
EQY	1	124	108		14
CTY	1	98	162		34
Gazit Development	2	85	101		12
Gazit Brazil	1	165	427	(*)	32	(*)

	9	1,321	829		166

(*)	As of March 31, 2014, the project was at a progressive planning stage and the development budget wasn’t approved yet by the organs of the company for the mentioned date.

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of March 31, 2014 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	14	3,271	466	288
EQY	8	74	180	36
CTY	3	110	424	32
ATR	1	117	107	17

	26	3,572	1,177	373

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.2.	Material events during the reporting period

Financing activity

For details regarding debt issuances by FCR in the amount of C$ 300 million by way of debentures, refer to Note 3 to the financial statements.

3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2014 is shown in the graph below:

Agurot per share

(100 Agurot = NIS 1)

CAGR 10.7%

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2014 is applied as stated above.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.4.	Financial Position

Current assets

Current assets, as of March 31, 2014, total NIS 4.2 billion, compared with NIS 4.0 billion as of December 31, 2013. The increase is due primarily to the total of properties classified by FCR as “Assets held for sale” being higher than at the end of 2013.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 5,941 thousand as of March 31, 2014, compared with NIS 5,907 thousand as of December 31, 2013. The balance of this item as of March 31, 2014 comprises mainly an investment in 149 million ATR shares in the amount of NIS 4,294 million, compared with an investment in 149 million ATR shares in the amount of NIS 4,277 million as of December 31, 2013. Additionally, the balance comprises investments in investment property, in FCR, CTY and EQY’s books, made through joint ventures, as well as an investment by Dori Group in Dorad Energy and in Ronson.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of March 31, 2014, financial derivatives amounted to NIS 838 million, compared with NIS 769 million as of December 31, 2013. The increase is due mainly to the revaluation of the financial derivatives to their fair value in the Reporting Period.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as March 31, 2014, amounted to NIS 56.5 billion, compared with NIS 56.4 billion as of December 31, 2013.

The change in these balances in the Reporting Period is due to the acquisition of investment property and land for future development, the development of new properties and redevelopment of existing properties in the net amount of NIS 0.7 billion and an increase in the value of investment property and investment property under development in the net amount of NIS 25 million. The increase was offset by the change in currency exchange rate (mainly due to the weakening of the Canadian Dollar against the New Israeli Shekel) in an amount of NIS 0.6 billion.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Current liabilities

Current liabilities, as of March 31, 2014, totaled NIS 5.6 billion, compared with NIS 5.8 billion as of December 31, 2013; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.4 billion, compared with NIS 2.9 billion as of December 31, 2013. The decrease is due mainly to the settlement of liabilities whose repayment date fell during the Reporting Period.

As of March 31, 2014, the Group had a negative working capital balance of NIS 1.5 billion. Excluding the inventory of buildings for sale, net of advances received from apartment buyers having a projected life term of more than a year, the Group has negative economic working capital of NIS 1.6 billion. The current assets of NIS 4.2 billion, the approved unutilized long-term credit facilities of NIS 8.4 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of March 31, 2014 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of March 31, 2014, totaled NIS 40.1 billion, compared with NIS 39.8 billion as of December 31, 2013. The increase in non-current liabilities is due mainly to the change in currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which amounted to NIS 0.3 billion. In addition, in the Reporting Period, Group companies issued debentures in the amount of NIS 0.9 billion, for use in the Group’s operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2014, amounted to NIS 7,789 million, compared with NIS 7,802 million as of December 31, 2013. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to NIS 157 million. The increase was offset by a reduction in the capital reserves line item of NIS 91 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), and by the dividends declared amounting to NIS 79 million.

The equity per share attributable to the equity holders of the Company as of March 31, 2014 totaled NIS 44.3 per share, compared with NIS 44.4 per share as of December 31, 2013, after a dividend distribution of NIS 0.45 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of March 31, 2014, amounted to NIS 14.3 billion, compared with NIS 14.6 billion as of December 31, 2013. the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 54.8% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 54.9% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 50.7% of CTY’s equity.

The reduction in non-controlling interests in the Reporting Period is mainly due to the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 0.3 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 55.5% as of March 31, 2014 compared with 55.6% as of March 31, 2013 and 55.1% as of December 31, 2013.

The ratio of the Group’s interest-bearing debt to its total assets stood at 56.5% as of March 31, 2014, compared with 57.1% as of March 31, 2013 and 56.2% as of December 31, 2013.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.5	Results of Operations

A.	Results of operations are as follows:

	Three months ended March 31,		Year ended December 31,
	2014 **)	2013 **)	2013 **)
	Unaudited		Audited
	NIS in millions (except for per share data)
Rental income	1,227	1,340	5,146
Property operating expenses	410	457	1,689

Net operating rental income	817	883	3,457

Revenues from sale of buildings, land and construction works performed	331	409	1,672
Cost of buildings sold, land and construction works performed	438	396	1,688

Gross profit (loss) from sale of buildings, land and construction works performed	(107)	13	(16)

Total gross profit	710	896	3,441

Fair value gain from investment property and investment property under development, net	25	*) 185	*) 962
General and administrative expenses	(147)	*) (155)	*) (610)
Other income	4	5	218
Other expenses	(5)	(17)	(74)
Company’s share in earnings of equity-accounted investees, net	78	58	149

Operating income	665	972	4,086

Finance expenses	(379)	(477)	(2,185)
Finance income	120	213	549

Profit before taxes on income	406	708	2,450
Taxes on income	92	91	265

Net income	314	617	2,185

Attributable to:

Equity holders of the Company	157	329	927
Non-controlling interests	157	288	1,258

	314	617	2,185

Net earnings per share attributable to equity holders:
Basic net earnings	0.89	1.99	5.41

Diluted net earnings	0.89	1.98	5.35

*)	Reclassified, refer to Note 2d to the financial statements.

**)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8 to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The statement of comprehensive income is as follows:

	Three months ended March 31,		Year ended December 31,
	2014 *)	2013 *)	2013 *)
	Unaudited		Audited
	NIS in millions
Net income	314	617	2,185

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:

Exchange differences on translation of foreign operations	(213)	(1,075)	(2,443)
Gains (losses) on cash flow hedges	(21)	52	239
Gains (losses) on available-for-sale financial assets	4	(6)	(4)

	(230)	(1,029)	(2,208)

Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets of a joint venture	—	(6)	(6)

Total other comprehensive (loss)	(230)	(1,035)	(2,214)

Total comprehensive income (loss)	84	(418)	(29)

Attributable to:
Equity holders of the Company	91	(148)	(46)
Non-controlling interests	(7)	(270)	17

	84	(418)	(29)

*)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8 to the financial statements.

B.	Analysis of results of operations for the first quarter of 2014

Rental income

Rental income decreased by 8% to NIS 1,227 million in the Reporting Period, compared with NIS 1,340 million in the corresponding quarter last year. The decrease is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and the sale of properties in 2013 and 2014, and was offset against the initial operation of properties the development of which was completed, the operation of additional properties acquired in 2013 and 2014, and growth in income from existing properties.

Assuming the average exchange rates of the corresponding quarter last year, the rental income remained unchanged compared with the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 410 million in the Reporting Period, representing 33.4% of total rental income, compared with NIS 457 million, representing 34.1% of total rental income, in the corresponding quarter last year.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Net operating rental income (NOI)

Net operating rental income decreased by 7% to NIS 817 million in the Reporting Period (66.6% of rental income), compared with NIS 883 million (65.9% of rental income) in the corresponding quarter last year.

Assuming the average exchange rates of the corresponding quarter last year, the net operating rental income increased by 1% compared with the corresponding quarter last year.

Revenues from sale of buildings, land and construction works performed

Revenues from the sale of buildings, land and construction works performed totaled NIS 331 million in the Reporting Period (revenues of NIS 409 million in the corresponding quarter last year), comprising NIS 46 million from the sale of buildings and land (revenues of NIS 70 million in the corresponding quarter last year) and NIS 285 million from construction works performed (revenues of NIS 339 million in the corresponding quarter last year).

The gross loss from this activity amounted to NIS 107 million in the Reporting Period, compared with a gross profit of NIS 13 million in the corresponding quarter last year.

The gross loss in the Reporting Period is due mainly to an increase in the costs estimate in projects under construction, refer also to Note 2f to the financial statements.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 25 million, compared with a gain of NIS 185 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the Reporting Period is due mainly to CTY and EQY, deriving mainly from a moderate decrease in capitalization rates and an improvement in the cash flows during the Report Period. The gain was offset by a fair value loss from investment property and investment property under development that was recorded primarily at FCR.

As to recording internal costs that were incurred in the leasing of properties as part of “General and administrative expenses”, in the Reporting Period, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding quarter last year and for 2013, refer to Note 2d to the financial statements.

General and administrative expenses

General and administrative expenses totaled NIS 147 million (9.4% of total revenues) in the Reporting Period, compared with NIS 155 million (8.9% of total revenues) in the corresponding quarter last year. The decrease in general and administrative expenses is due mainly to a decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel in the Reporting Period, compared with the corresponding quarter last year.

As to recording internal costs that were incurred in the leasing of properties as part of “General and administrative expenses”, in the Reporting Period, instead of including them as a reduction of the fair value gains from investment property, and the reclassification of the comparative data for the corresponding quarter last year and for 2013, refer to Note 2d to the financial statements.

Other income

Other income amounted to NIS 4 million in the Reporting compared with NIS 5 million in the corresponding quarter last year, and was due mainly to a capital gain on the sale of properties.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Other expenses

Other expenses amounted to NIS 5 million in the Reporting Period, compared with NIS 17 million in the corresponding quarter last year and were due mainly to a capital loss (including sale expenses) at EQY on the disposal of properties.

Company’s share in earnings of equity-accounted investees

In the Reporting Period, this line item amounted to earnings of NIS 78 million (earnings of NIS 58 million in the corresponding quarter last year) and is comprised mainly of the Company’s share in ATR’s earnings, in the amount of NIS 49 million (earnings of NIS 48 million in the corresponding quarter last year). In addition, earnings of NIS 25 million were recorded in the Reporting Period from investment property revaluation gain in a joint venture of CTY.

Finance expenses

Finance expenses amounted to NIS 379 million in the Reporting Period, compared with NIS 477 million in the corresponding quarter last year. Finance expenses in the Reporting Period include a gain of NIS 62 million from the 0.7% decline in the known consumer price index, compared with a loss of NIS 3 million in the corresponding quarter last year.

In the Reporting Period, finance expenses reflect average nominal annual interest of 4.3% on the interest-bearing debt of the Company and its subsidiaries compared with 4.7% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 120 million in the Reporting Period, compared with NIS 213 million in the corresponding quarter last year. Finance income in the Reporting Period was mainly comprised of a NIS 93 million gain on the revaluation of financial derivatives, primarily with respect to cross-currency swap hedging transactions (in the corresponding quarter last year – a gain of NIS 187 million); interest income of NIS 19 million (in the corresponding quarter last year – income of NIS 22 million) and income of NIS 7 million from the realization of securities and dividend income (in the corresponding quarter last year – income of NIS 4 million).

Taxes on income

Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of NIS 76 million (in the corresponding quarter last year – expenses of NIS 113 million); the decrease in deferred taxes arises mainly from the fair value gains on investment property and the gains on the revaluation of financial derivatives being lower in the Reporting Period than in the corresponding quarter last year. In addition, in the Reporting Period, the Group companies recorded current tax expenses in an amount of NIS 16 million, compared with current tax expenses of NIS 9 million in the corresponding quarter last year. Moreover, tax income of NIS 31 million was recorded in the corresponding quarter last year by Group companies, with respect to prior years.

3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties, credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid sources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees, other investments and the payment of dividends.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.5 billion as of March 31, 2014, and NIS 1.6 billion at the end of 2013. In addition, as of March 31, 2014, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 8.4 billion, compared with NIS 8.0 billion as of December 31, 2013.

As of March 31, 2014, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 9.8 billion (NIS 3.6 billion in the Company and wholly-owned subsidiaries). In addition, as of March 31, 2014, a jointly-controlled company presented according to the equity method has a cash balance totaling NIS 1.4 billion.

As of March 31, 2014, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 39.7 billion (70.0% of the total investment property and investment property under development). In addition, as of March 31, 2014, a jointly-controlled company presented according to the equity method has unencumbered investment property and investment property under development which is carried in the books at its fair value of NIS 8.4 billion.

As of March 31, 2014, the Company had negative economic working capital2 of NIS 1.6 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on a separate basis (including wholly-owned subsidiaries), unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 8.4 billion and NIS 3.2 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative economic working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of March 31, 2014, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix C of the Directors’ Report.

3.7.	Cash flows

Cash inflows from operating activities in the Reporting Period totaled NIS 187 million compared with NIS 64 in the corresponding period last year. The increase in the operating cash flows is mainly due to timing differences with respect to third-party receipts and payments, which was partly offset by the negative cash flows from activity in the field of construction works performed in the Reporting Period being higher than in the corresponding quarter last year.

In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of issuance of debentures in a net amount of NIS 918 million, and by means of collection of long-term loans granted in a net amount of NIS 190 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 656 million, for the repayment of loans credit facilities in a net amount of NIS 447 million and for the payment of dividends by Group companies in an amount of NIS 275 million.

[2]	Excluding the inventory of buildings for sale having a projected realization date of more than a year, in a net amount of NIS 156 million from the negative accounting working capital of NIS 1,451 million.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 31, 2014, the Company may purchase debentures of the outstanding series in the par value amount of NIS 100 million. The program is in effect until August 31, 2015. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of March 31, 2014 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 5.4 million under the aforementioned program.

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 25, 2014, the approval date of the Company’s annual report for 2013, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2014 through the date on which the financial statements were signed, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2013 and March 31, 2014 were approved.

4.3.	Changes in foreign currency exchange rates – From January 1, 2014 through March 31, 2014, the New Israeli Shekel devalued against the U.S. Dollar, the Euro and the Brazilian Real by 0.5%, 0.6% and 4.6%, respectively, and appreciated against the Canadian Dollar by 3.2%. With regards to the effect of exchange rate changes on the Company’s equity, as of March 31, 2014, refer to Appendix A of the Director’s Report. In addition, from March 31, 2014 until immediately prior to the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar, the Canadian Dollar and the Brazilian Real by 3.5%, 4.0% and 2.9%, respectively, and appreciated against the Euro by 3.3%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2014 through March 31, 2014, the (known) consumer price index fell by 0.7%. As to the effect of changes in the consumer price index on the equity of the Company as of March 31, 2014, 2013, refer to the attached Appendix A of the Directors’ Report. In addition, from March 31, 2014 until immediately prior to the date of approval of this report, the (known) consumer price index increased by 0.9%.

4.4.	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance those acquisitions of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of March 31, 2014, refer to the table attached as Appendix B of the Directors’ Report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

As of March 31, 20141 and December 31, 2013, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows.

March 31, 2014

December 31, 2013

[1]	Also refer to Appendix B of the Directors’ Report.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.	The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company some two years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, Diaspora Jews and the environment.

In the Reporting Period, the Group’s donations amounted to NIS 2.7 million.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

A.	On June 9, 2014, CTY closed a private offering of 77.9 million shares for a total consideration of EUR 206.4 million (EUR 2.65 per share) to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (the “Private Offering”). Following the private offering, the Company’s interest in CTY decreased to 41.9%. Furthermore, the Company has entered into an agreement with CPPIBEH, which provides arrangements for the appointment of directors for the board of directors of CTY, and that the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares under certain conditions. Moreover, on July 8, 2014, CTY closed a rights issuance of shares to all the shareholders, with a scope of 74.2 million new shares, at a price of EUR 2.65 per share, and in a total amount of EUR 196.5 million (the “Rights Issuance”). The Company’s share in the Rights Issuance is 33 million CTY shares, which have been issued to the Company for a consideration of EUR 87.6 million (NIS 411 million).

Subsequent to the Rights Issuance the Company’s interest in CTY increased to 42.2%. For further information refer to Note 5a1 to the financial statements.

B.	For details regarding an issuance of FCR’s debentures in a total amount of C$ 210 million and an early redemption of debentures in an amount of C$ 100 million, refer to note 5a2 to the financial statements.

C.	For details regarding an issuance of debentures (Series L), by the company, in April 2014, in a total amount of NIS 445 million, by way of expanding the series, refer to Note 5b1 to the financial statements.

D.	For details regarding an agreement entered into by the Company for a U.S. dollar loan from an institutional investor, in the amount of U.S.$ 100 million, refer to Note 5b3 to the financial statements.

E.	After the reporting period, ProMed sold 12 medical office buildings for a consideration of U.S.$ 405 million (NIS 1,393 million), before tax and transaction costs.

F.	In July 2014, the S&P rating agency upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody’s rating agency upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

G.	On August 14, 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

H.	For details regarding approval to extend a loan to Gazit Development in the amount of up to NIS 200 million and submission of a scheme by Gazit Development for investment of the aforesaid amount in Dori Group (the “Investment Scheme”), refer to Note 5c4 to the financial statements.

I.	For details regarding Gazit Development’s commitment that, in the event that the Investment Scheme is not approved by the shareholders’ meeting of Dori Group and subject to certain conditions, it would act to inject an amount of NIS 200 million for the purpose of strengthening the capital structure of Dori Group and Dori Construction and to also convert a loan of NIS 125 million into equity of Dori Construction, refer to Note 5c5 to the financial statements.

J.	For details regarding the approval by Gazit Development is Board to issue 3.0 million warrants by means of rights issuance and the exercise of warrants by the Company, refer to Note 5c6 to the financial statements.

K.	For details regarding FCR offering of shares for a total consideration of C$ 100 million and the participation of the company in the offering, refer to note 5a2 to the financial statements.

L.	For details regarding lawsuits filed against the company, Dori constructions and other, refer to note 5c7 to the financial statements.

6.2.	Critical Accounting Estimates

During the Reporting Period and during the closing process of the financial statements for the second quarter, errors were found in the estimates of revenues and costs of projects being performed at a subsidiary in the field of construction work; these errors occurred in the course of preparing the financial statements for prior periods, the earliest of which was the fourth quarter of 2012. For further information regarding the errors in the aforesaid estimates and their correction by means of restatement of the financial statements, refer to section 1.4 above and Note 2f to the financial statements.

For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2013.

6.3.	Change in accounting policy due to implementation of a clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not created with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The comparative data in these restated financial statements (as mentioned in section 1.4 above) have been retrospectively adjusted in conjunction with the implementation of the Clarification.

With regard to the effects of implementing the Clarification on the financial statements, refer to Note 8 to the financial statements.

6.4.	Effect of initial implementation of IFRIC 21, Levies

For details regarding the publication of IFRIC 21, Levies, and its effect on the financial statements, refer to Note 2b to the financial statements.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2013 is NIS 1,127 million No material changes have occurred in the value of the pledged properties as of March 31, 2014, compared with their value as of December 31, 2013.

B.	For details regarding an issuance of debentures (Series L), by the company, in April 2014, in a net amount of NIS 445 million, by way of expanding the series, refer to Note 5b1 to the financial statements.

C.	On August 14, 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding debentures of the company at a rating level of ‘ilAA-’, with a stable outlook.

September 10, 2014
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix A of the Directors’ Report

Linkage Bases Report

	March 31, 2014 *)
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	221	304	162	119	115	—	921
Short-term deposits and loans	100	78	268	—	4	—	—	450
Trade and other accounts receivable	6	163	115	63	110	389	124	970
Long-term investments and loans	157	204	208	91	34	541	—	1,235

Total monetary assets	263	666	895	316	267	1,045	124	3,576
Other financial assets (1)	—	—	—	—	—	—	1,439	1,439
Other assets (2)	—	16,005	23,537	13,589	3,388	6,049	213	62,781

Total assets	263	16,671	24,432	13,905	3,655	7,094	1,776	67,796

Liabilities

Short-term credit from banks and others	—	—	65	232	209	—	—	506
Trade payables and other accounts payables	174	180	588	254	751	167	141	2,255
Liabilities attributable to assets held for sale	—	—	119	—	—	—	—	119
Debentures (3)	9,712	2,695	6,835	3,310	1,211	—	—	23,763
Convertible debentures	—	—	1,184	—	—	—	—	1,184
Interest-bearing loans from financial institutions and others	623	4,731	3,969	3,104	42	1,424	—	13,893
Other liabilities	2	72	65	25	14	6	9	193

Total financial liabilities	10,511	7,678	12,825	6,925	2,227	1,597	150	41,913
Other liabilities (1)	—	—	—	—	—	—	3,781	3,781

Total liabilities	10,511	7,678	12,825	6,925	2,227	1,597	3,931	45,694

Assets, net of liabilities	(10,248)	8,993	11,607	6,980	1,428	5,497	(2,155)	22,102

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As of the reporting date, the Company has linkage basis and cross-currency swaps from CPI-linked NIS to foreign currency totalling NIS 4,019 million and other cross-currency swaps from non-linked NIS to foreign currency totalling NIS 1,810 million.

*) Restated and retrospectively adjusted, refer to note 2e and 2f.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of March 31, 2014

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of March 31, 2014. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS(1)) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis(2), and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,736	2,404	2,977	3,320	377	—
Assets in NIS	2,736	8,382	14,328	10,485	580	36,511
% of total assets	7	23	39	29	2	100
Liabilities in original currency	10,923	1,295	1,254	1,687	—	—
Cross-currency swap transactions in original currency	(8,087)	133	900	787	163	—
Liabilities in original currency	2,836	1,428	2,154	2,474	163	—
Liabilities in NIS adjusted for swaps	2,836	4,979	10,366	7,814	251	26,246
% of total liabilities	11	19	39	30	1	100
Total equity in original currency	(100)	976	823	846	214	—
Total economic equity(3) in NIS[3]	(100)	3,403	3,962	2,671	329	10,265
% of total equity	(1)	33	39	26	3	100

1	According to currency exchange rates as of March 31, 2014.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating to a corporation’s warning signs, as set forth in the Securities Regulations (Periodic and Immediate Reports), 1970. As of March 31, 2014, based on its separate financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of March 31, 2014, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the reporting date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments to which the Company had committed and debt actually raised through May 27, 2014.

For the updated Company forecasted cash flows, refer to Appendix C in the Directors’ Report as of June 30, 2014.

	1.4.2014 through 31.12.2014	1.1.2015 through 31.12.2015	1.1.2016 through 31.3.2016
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	2,497	2,121	1,876

Separate sources:
From operating activities of investees (2)	489	1,603	235
Issuance of debentures	445	—	—

Total sources	934	1,603	235

Separate applications:
Cash outflows for operating activities (3) (5)	(404)	(605)	(263)
Cash outflows for financing activities (4) (5)	(67)	(927)	(8)
Investment in subsidiary	(602)	—	—

Anticipated dividend distributions (6)	(237)	(316)	(79)

Total applications	(1,310)	(1,848)	(350)

Balance of liquid assets at the end of the period	2,121	1,876	1,761

As of March 31, 2014, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 4.9 billion.

GAZIT-GLOBE LTD.

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY’S AFFAIRS

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. In addition, as of March 31, 2014, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.1 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 3.2 billion, NIS 3.0 billion and NIS 2.9 billion, respectively.
(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, FCR, EQY and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.
(3)	Includes interest payments, tax payments and general and administrative expenses.
(4)	Redemption of principal of debentures in accordance with the debenture terms and unwinding of swaps performed through the approval date of the financial statements.
(5)	Based on currency exchange rates and variable interest rates according to bank forecasts and a 2% annual rise in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.
(6)	Refer to Note 5a1 to the financial statements and the assumption of the acquisition of additional rights that will not be utilized by their holders.
(7)	In accordance with the Company’s dividend distribution policy, as updated in November 2013.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2013 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2013 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

a.	On April 23, 2014, the Company distributed a dividend to its shareholders in the amount of NIS 79 million (NIS 0.45 per share).

b.	On July 8, 2014, the Company distributed a dividend to its shareholders in the amount of NIS 79 million (NIS 0.45 per share).

c.	For details regarding a dividend declared by the Company subsequent to the reporting date, refer to Note 5c8 to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

a.	For details regarding the public offering in Canada made by FCR of C$ 300 million par value of unsecured debentures (Series R) bearing annual interest at the rate of 4.79%, refer to Note 3 to the financial statements.

b.	For details regarding the public offering in Canada made by FCR of C$ 210 million par value of unsecured debentures (Series S) bearing annual interest at the rate of 4.32%, refer to Note 5b2 to the financial statements.

c.	In June 2014, FCR increased its credit facility from C$ 600 million to C$ 700 million (whereby FCR has revolving credit lines in a total amount of C$ 820 million) and also extended the period of the credit facility until June 30, 2017. In addition, the interest on the credit facility was reduced from Canadian Libor + 1.325% or Prime + 0.325% to Canadian Libor + 1.20% or Prime + 0.20%. Likewise, FCR received a one-year extension on an existing credit line in the amount of C$ 75 million, until December 31, 2015 and reduced the interest thereon from Canadian Libor + 1.25% or Prime + 0.25% to Canadian Libor + 1.125% or Prime + 0.125%.

d.	For details regarding FCR offering of shares for a total consideration of C$ 100 million and the participation of the company in the offering, refer to note 5a2 to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

a.	On June 9, 2014, CTY closed a private offering of 77.9 million shares (with constituted 15% of CTY’s share capital following the offering) for a total consideration of EUR 206.4 million (EUR 2.65 per share) to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (the “Private Offering”). At the same time as CTY and CPPIBEH entered into the Private Offering agreement, the Company entered into a governance agreement with CPPIBEH, as described below in the update to Section 23.

b.	Moreover, on July 8, 2014, CTY closed a rights issuance of shares to all the shareholders, with a scope of 74.2 million new shares, at a price of EUR 2.65 per share, and in a total amount of EUR 196.5 million (the “Rights Issuance”). The Company’s share in the Rights Issuance is 33 million CTY shares, which have been issued to the Company for a consideration of EUR 87.6 million, of which of EUR 5.2 million was invested in the context of fulfilling an underwriting undertaking that the Company had provided to CTY in connection with the aforementioned issuance.

Subsequent to the Rights Issuance the Company’s interest in CTY increased to 42.2%.

c.	In July 2014, the S&P rating agency upgraded CTY’s credit rating from BBB- to BBB, with a stable outlook.
In July 2014, the Moody’s rating agency upgraded CTY’s credit rating from Baa3 to Baa2, with a stable outlook.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Update to Section 10 – Development and construction of residential projects

a.	In April 2014, Gazit Development enlarged the credit line that it had granted to Dori Construction by a further NIS 55 million (to a total amount of NIS 130 million), under the same terms, and, in June 2014, Gazit Development undertook that, should Dori Construction not have the means to repay the credit line, and upon its request, Gazit Development would act to extend the credit line or to grant a new credit line through December 2015.

b.	In June 2014, the Company granted Gazit Development a credit line in the amount of NIS 120 million through December 31, 2016, and Gazit Development granted a credit line under identical terms to Dori Construction, which will be utilized under “back to back” terms vis-à-vis the credit line provided by the Company to Gazit Development.

c.	On June 1, 2014, Dori Group published a notice that an exchange offer to repurchase all the shares of Dori Construction, in whose issued share capital the Dori Group has a 59.7% interest, within the framework of which it is making an offer to all Dori Construction’s shareholders for the purchase all the Dori Construction shares that they hold in exchange for Dori Group ordinary shares, in a ratio of 1.95 Dori Group shares for each Dori Construction share. The exchange offer was not accepted by the proportion of Dori Construction shareholders required by law in order to close it.

d.	In August 2014, the Company’s Board of Directors has approved grant of a loan to Gazit Development in the amount of up to NIS 200 million, to be used to strengthen the capital structure of Dori Group. Consequently, on August 21, 2014, Gazit Development presented a scheme for investment in Dori Group, that includes the following elements:

(a) The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, based on the price of the Dori Group’s share on July 24, 2014 (NIS 1.3130 per share), whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group will amount to 85% of Dori Group’s share capital.

(b) The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, commencing 6 months after the date of issuing the capital note, at a conversion rate of NIS 1.3130 per share, subject to the percentage of the public’s interests in Dori Group following the conversion not being less than 15%.

(c) Dori Group will undertake to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction, based on the closing price of Dori Group’s share on the TASE on July 24, 2014 (NIS 2.5 per share).

(d) Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion.

(e) Dori Group will undertake to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

Closure of the scheme is subject to obtaining the approval of the relevant organs of Dori Group and of Dori Construction, as required by law.

e.

Further to Dori Construction’s report regarding the anticipated loss attributable to shareholders, Dori Group has announced its intention to draw up a plan to strengthen its capital structure and to strengthen the capital structure and the cash flows of Dori Construction. In this context, Dori Group has announced that it is examining various possibilities, including the renewal of the exchange offer for the shares of Dori Construction (as described above) or the merging of the companies – in the manner, at the price and under the terms to be prescribed following

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

publication of the financial statements for the second quarter of 2014, as well as a purchase offer for the debentures of Dori Construction at a price that will not be less than their “pari” value, and, in all instances, paying heed that Dori Group and Dori Construction are in compliance with their financial covenants and undertakings, and subject to the approvals required by law.

f.	On August 31, 2014, Gazit Development made an irrevocable commitment to Dori Group that, in the event that the investment scheme referred to in section D above is not approved by the competent organs of Dori Group and subject to certain conditions, as well as being subject to all provisions of the law, it would act as follows: (a) it would inject an amount of NIS 130 million, in whatever manner it deems appropriate, including by means of a rights offering to be issued by Dori Group at market prices and subject to the commitment of Dori Group that the vast majority of the proceeds from the issuance would be used to strengthen the capital structure, the liquidity and the cash flows of Dori Construction; (b) it would inject an amount of NIS 70 million, in whatever manner it deems appropriate, subject to closing the repurchase of the debentures (Series A) of Dori Construction by Dori Group (subject to Gazit Development’s right to waive the aforesaid condition). So long as the amounts referred to in subsections (a) and (b) are provided by means of shareholders’ loans, they will not be due for repayment before June 30, 2016, and they will also be available to Dori Group, subject to the amounts being treated as equity of Dori Group for the purposes of the financial covenants, which Dori Group has committed to maintain vis-à-vis banks, insurance companies and its debenture holders. Furthermore, Gazit Development has committed to act to convert a loan of NIS 125 million, which was granted to Dori Construction and which is due for repayment on December 31, 2015, into shares of Dori Construction at the share price on July 24, 2014.

Update to Section 11.1 – Gazit Development

In August 2014, the board of directors of Gazit Development approved the issuance of 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of the board of directors’ approval, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. On September 4, 2014 the Company exercised of all the warrants granted to the Company in a total amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, which increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis).

Update to Section 11.2 – Gazit Germany

After the Reporting Date, Gazit Germany sold a property for a gross consideration of EUR 42 million (NIS 197 million) and also entered into an agreement with a third-party for the sale of 2 other properties for a total consideration of EUR 51 million (NIS 240 million). Closure of the sale of the 2 properties is subject to fulfilling several prerequisites, as is customary.

Update to Section 11.3 – ProMed

After the Reporting Date, ProMed sold 12 medical office buildings in the United States to a third party for a gross consideration of U.S.$ 405 million (NIS 1,393 million). As part of the Company’s strategy, the Company will continue to explore opportunities in order to maximize the value of ProMed’s remaining assets following the sales, as noted above, over time.

Update to Section 11.4 – Gazit Brazil

After the Reporting Date, Gazit Brazil entered into an agreement for the acquisition of a shopping center, “Top Center Shopping”, located in the city of Sao Paulo, Brazil for a consideration of BRL 145 million (NIS 226 million). Closure of the acquisition is subject to fulfilling several prerequisites, as is customary. In addition, since the beginning of the year through to the approval date of the financial statements, Gazit Brazil increased its share in another property by 44% to 70%, for a consideration of BRL 79 million (NIS 123 million).

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Update to Section 19 – Financing

a.	For details regarding a public offering of NIS 414 million par value of unsecured debentures (Series L), by way of expanding a listed series, for a net consideration of NIS 445 million, refer to Note 5b1 to the financial statements.

b.	On June 26, 2014, wholly-owned subsidiaries of the Company repaid the balance of utilized credit facilities in the total amount of U.S.$ 92.5 million and canceled credit facilities in the total amount of U.S.$ 115 million, which had been extended to them by Bank Leumi (as described in Section 19.2.4 of the Periodic Report). Following the repayment, the balance on the credit facilities for the Company and other wholly-owned subsidiaries amounts to U.S.$ 250 million. In conjunction with the aforesaid repayment, the undertakings of the relevant subsidiaries toward the bank were canceled.

For details regarding an agreement entered into by the Company and wholly-owned subsidiaries for a private unsecured dollar loan to be taken from an institutional investor for the subsidiaries, in the amount of U.S.$ 100 million, bearing annual interest at the rate of 6%, refer to Note 5b3 to the financial statements.

c.	In August 2014, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

Update to Section 23 – Material agreements and strategic partnership agreements

a.	On May 13, 2014, the Company entered into a governance agreement with CPPIBEH with regard to their holdings in CTY. The agreement prescribes, inter alia, arrangements for the appointment of directors to the Board of CTY, pursuant to which the Company has undertaken to support the appointment of up to two directors who will be recommended by CPPIBEH, with at least one of these being independent of both CTY and CPPIBEH, and CPPIBEH has undertaken to support the appointment of up to three directors who will be recommended by the Company. The Company has also undertaken to grant CPPIBEH a tag-along right in the event of a sale of CTY shares in an amount exceeding 5% of CTY’s share capital during a twelve-month period. The agreement will terminate on the earliest of: (1) at the end of 10 years from the date of its signature; (2) upon CPPIBEH holding less than 10% of CTY’s share capital; or (3) upon the Company holding less than 20% of CTY’s share capital.

b.	On June 2, 2014, Mr. Katzman entered into an agreement with EQY, effective as of January 1, 2015, pursuant to which Mr. Katzman will continue to serve as the Chairman of the Board of Directors of EQY, under the terms set forth below (the “New Agreement”) (until the effective date of the New Agreement, the parties will be subject to the provisions of Mr. Katzman’s present employment agreement). The initial term of the New Agreement ends on December 31, 2017 and will subsequently be renewed automatically, from time to time, for one-year periods, unless either party gives the other advance notice of at least 90 days of its intent not to renew the New Agreement. Pursuant to the New Agreement, with respect to his service as Chairman of the Board of Directors of EQY, Mr. Katzman will be entitled to the compensation set forth below: (a) an annual bonus in an amount to be determined by the Compensation Committee of EQY; (b) 255,000 restricted share units, which will be granted to Mr. Katzman in January 2015 and which will vest as follows – 7,095 units on January 1, 2015 and 7,083 units each month over a period of 35 months beginning on February 28, 2015 and ending on December 31, 2017, subject to Mr. Katzman continuing to serve in his position at the vesting date. Mr. Katzman will be entitled to dividends and to voting rights by virtue of the aforementioned share units, but prior to their vesting, commencing from the effective date of the New Agreement (and to any special or extraordinary dividend that will be distributed commencing from the date of signing the New Agreement). In addition, Mr. Katzman has been granted to register his shares in EQY when the latter proposes to register its securities (in accordance with the terms prescribed in the New Agreement); (c) Mr. Katzman will also be entitled to an automobile, the reimbursement of expenses, medical insurance for Mr. Katzman and his family, a cell phone and equipment for his home-office.

The New Agreement prescribes provisions with respect to termination with cause and termination without cause. In this context, the New Agreement prescribes the amounts to which Mr. Katzman will be entitled upon termination of the New Agreement, including the reimbursement of expenses and also the acceleration of the vesting period of the share options and restricted shares of EQY that would have vested at any time during the year following the date of termination of the New Agreement (in accordance with the circumstances for terminating the New Agreement). Moreover, EQY has the right to redeem the restricted shares that will vest as a result of the termination of the New Agreement and, in lieu thereof, to grant Mr. Katzman financial compensation in an amount equal to the value of the redeemed shares.

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

c.	On September 7, 2014 the general meeting of the Company’s shareholders re-approved the management agreement with Norstar Holding Inc. The monthly fee was updated to NIS 122 thousand.

Legal proceedings update

In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The grounds for the claims that are the subject of the aforesaid motions include grounds by virtue of the Securities Law, 1968, including the inclusion of erroneous details in the financial statements and the making of reports containing omissions and errors, torts of negligence under the Torts Laws, breach of a statutory duty (in relation to the Securities Law and the regulations promulgated thereunder and also the Companies Law) and deprivation, all with respect to the public reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 1 2014	As of December 31, 2013 and for the year then ended
Value of property (NIS in 000’s)	462,027	462,027
NOI in the period (NIS in 000’s)	8,586	32,214
Revaluation gains (losses) in the period (NIS in 000’s)	(2)	9,966
Average occupancy rate in the period	100%	100%
Rate of return (%)	7.1%	7.0%
Average annual rental per sq. meter (NIS)	1,478	1,456
Average annual rental per sq. meter in leases signed in the period (NIS)	—	5,020

G TWO

	Quarter 1 2014	As of December 31, 2013 and for the year then ended
Value of property (NIS in 000’s)	261,730	261,730
Land reserve and building rights (NIS in 000’s)	45,000	45,000
NOI in the period (NIS in 000’s)	4,754	19,503
Revaluation gains (losses) in the period (NIS in 000’s)	(492)	1,728
Average occupancy rate in the period	99%	100%
Rate of return (%)	7.2%	7.5%
Average annual rental per sq. meter (NIS)	861	867
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—

G ONE

	Quarter 1 2014	As of December 31, 2013 and for the year then ended
Value of property (NIS in 000’s)	292,500	292,500
Building rights and other adjustments (NIS in 000’s)	15,600	15,600
NOI in the period (NIS in 000’s)	5,388	21,287
Revaluation gains (losses) in the period (NIS in 000’s)	—	5,693
Average occupancy rate in the period	99%	100%
Rate of return (%)	7.3%	7.3%
Average annual rental per sq. meter (NIS)	855	841
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of March 31, 2014 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to approximately NIS 4,329 million as of March 31, 2014, and the Group’s share in its earnings amounted to approximately NIS 49 million for the period of three months then ended. The condensed interim financial statements of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2f to the interim consolidated financial statements regarding the restatement of the condensed interim consolidated financial statements as of March 31, 2014 and for the period of three months then ended in order to retroactively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	*) 2014	*) 2013	*) 2013
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	921	1,914	1,018
Short-term deposits and loans	450	422	504
Marketable securities	109	76	100
Financial derivatives	54	96	39
Trade receivables	668	694	689
Other accounts receivable	282	275	302
Inventory of buildings and apartments for sale	727	699	692
Income taxes receivable	20	23	19

	3,231	4,199	3,363
Assets classified as held for sale	931	1,267	611

	4,162	5,466	3,974

NON-CURRENT ASSETS

Equity-accounted investees	5,941	5,181	5,907
Other investments, loans and receivables	423	739	659
Available-for-sale financial assets	438	330	435
Financial derivatives	838	1,073	769
Investment property	53,114	54,193	53,309
Investment property under development	2,504	2,318	2,479
Non-current inventory	4	23	23
Fixed assets, net	162	183	160
Intangible assets, net	104	112	106
Deferred taxes	106	186	106

	63,634	64,338	63,953

	67,796	69,804	67,927

*)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	*) 2014	*) 2013	*) 2013
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	506	479	257
Current maturities of non-current liabilities	2,441	2,591	2,914
Financial derivatives	19	28	32
Trade payables	901	759	940
Other accounts payable	1,322	1,352	1,272
Advances from customers and buyers of apartments	273	263	267
Income taxes payable	32	28	32

	5,494	5,500	5,714
Liabilities attributed to assets held for sale	119	142	73

	5,613	5,642	5,787

NON-CURRENT LIABILITIES

Debentures	22,891	18,750	22,231
Convertible debentures	1,184	1,341	1,221
Interest-bearing loans from financial institutions and others	12,324	17,928	12,692
Financial derivatives	177	391	169
Other liabilities	193	363	198
Deferred taxes	3,312	3,363	3,276

	40,081	42,136	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	229	219	229
Share premium	4,295	3,810	4,288
Retained earnings	5,238	4,789	5,160
Foreign currency translation reserve	(2,062)	(1,410)	(2,000)
Other reserves	110	52	146
Loans granted for purchase of Company’s shares **)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,789	7,439	7,802
Non-controlling interests	14,313	14,587	14,551

Total equity	22,102	22,026	22,353

	67,796	69,804	67,927

*)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

September 10, 2014
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	**) 2014	**) 2013	**) 2013
	Unaudited		Audited
	NIS in millions (except for per share data)
Rental income	1,227	1,340	5,146
Property operating expenses	410	457	1,689

Net operating rental income	817	883	3,457

Revenues from sale of buildings, land and construction works performed	331	409	1,672
Cost of buildings sold, land and construction works performed	438	396	1,688

Gross profit (loss) from sale of buildings, land and construction works performed	(107)	13	(16)

Total gross profit	710	896	3,441
Fair value gain from investment property and investment property under development, net	25	*) 185	*) 962
General and administrative expenses	(147)	*) (155)	*) (610)
Other income	4	5	218
Other expenses	(5)	(17)	(74)
Company’s share in earnings of equity-accounted investees, net	78	58	149

Operating income	665	972	4,086
Finance expenses	(379)	(477)	(2,185)
Finance income	120	213	549

Income before taxes on income	406	708	2,450
Taxes on income	92	91	265

Net income	314	617	2,185

Attributable to:
Equity holders of the Company	157	329	927
Non-controlling interests	157	288	1,258

	314	617	2,185

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	0.89	1.99	5.41

Diluted net earnings	0.89	1.98	5.35

*)	Reclassified, refer to Note 2d.
*)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	*) 2014	*) 2013	*) 2013
	Unaudited		Audited
	NIS in millions
Net income	314	617	2,185

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(213)	(1,075)	(2,443)
Net gains (losses) on cash flow hedges (1)	(21)	52	239
Net gains (losses) on available-for-sale financial assets	4	(6)	(4)

	(230)	(1,029)	(2,208)

Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets in joint venture	—	(6)	(6)

Total other comprehensive loss	(230)	(1,035)	(2,214)

Total comprehensive income (loss)	84	(418)	(29)

Attributable to:
Equity holders of the Company (2)	91	(148)	(46)
Non-controlling interests	(7)	(270)	17

	84	(418)	(29)

(1) Includes Group’s share in other comprehensive loss of equity-accounted investees	(23)	(3)	(19)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	157	329	927
Exchange differences on translation of foreign operations	(62)	(497)	(1,087)
Net gains (losses) on cash flow hedges	(8)	31	123
Net gains (losses) on available-for-sale financial assets	4	(5)	(3)
Loss on revaluation of fixed assets in joint venture	—	(6)	(6)

	91	(148)	(46)

*)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited; Restated ***)
	NIS in millions
Balance as of January 1, 2014 (audited)	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,515	22,353

Net income	—	—	157	—	—	—	—	157	157	314
Other comprehensive income (loss)	—	—	—	(62)	(4)	—	—	(66)	(164)	(230)

Total comprehensive income (loss)	—	—	157	(62)	(4)	—	—	91	(7)	84

Exercise, expiry and forfeiture of Company’s share options	*) —	7	—	—	(7)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	3	—	—	3	6	9
Dividend declared **)	—	—	(79)	—	—	—	—	(79)	—	(79)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	—	—	—	—	(26)	—	—	(26)	26	—
Capital issuance to non-controlling interests	—	—	—	—	(2)	—	—	(2)	43	41
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(304)	(304)

Balance as of March 31, 2014	229	4,295	5,238	(2,062)	110	*) —	(21)	7,789	14,313	22,102

*)	Represents an amount of less than NIS 1 million.
**)	On March 25, 2014 the Company declared a dividend in amount of NIS 0.45 per share (a total of approximately NIS 79 million), that was paid on April 23, 2014 to the shareholders of the Company on April 7, 2014.
***)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited; Restated **)
	NIS in millions
Balance as of January 1, 2013 (audited)	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297

Net income	—	—	329	—	—	—	—	329	288	617
Other comprehensive income (loss)	—	—	—	(497)	20	—	—	(477)	(558)	(1,035)

Total comprehensive income (loss)	—	—	329	(497)	20	—	—	(148)	(270)	(418)

Exercise of share options into Company’s shares	*) —	5	—	—	(5)	—	—	*) —	—	*) —
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	2	—	—	2	7	9
Dividend paid	—	—	(71)	—	—	—	—	(71)	—	(71)
Capital issuance to non-controlling interests	—	—	—	—	(25)	—	—	(25)	530	505
Acquisition of non-controlling interests	—	—	—	—	*) —	—	—	*) —	(33)	(33)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(263)	(263)

Balance as of March 31, 2013	219	3,810	4,789	(1,410)	52	*) —	(21)	7,439	14,587	22,026

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Audited; Restated **)
	NIS in millions
Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297

Net income	—	—	927	—	—	—	—	927	1,258	2,185
Other comprehensive income (loss)	—	—	—	(1,087)	114	—	—	(973)	(1,241)	(2,214)

Total comprehensive income (loss)	—	—	927	(1,087)	114	—	—	(46)	17	(29)

Issue of shares net of issuance expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options into Company’s shares	*) —	4	—	—	(4)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	10	—	—	10	21	31
Dividend paid	—	—	(298)	—	—	—	—	(298)	—	(298)
Capital issuance to non-controlling interests	—	—	—	—	(30)	—	—	(30)	626	596
Acquisition of non-controlling interests	—	—	—	—	(4)	—	—	(4)	(33)	(37)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(688)	(688)

Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to Notes 2e, 2f and 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	***) 2014	***) 2013	***) 2013
	Unaudited		Audited
	NIS in millions
Cash flows from operating activities:

Net income	314	617	2,185

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	259	264	1,636
Company’s share in earnings of equity-accounted investees, net	(78)	(58)	(149)
Fair value gain from investment property and investment property under development, net	(25)	**) (185)	**) (962)
Depreciation and amortization	8	9	34
Taxes on income	92	91	265
Impairment loss of other assets	—	—	2
Capital loss, net	2	17	53
Change in employee benefit liability, net	—	1	—
Loss from decrease in holding interest and disposal of investees, net	1	*) —	11
Gain from bargain purchase	—	—	(198)
Cost of share-based payment	9	9	41

	268	148	733

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	75	(41)	(138)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	4	(28)	(13)
Decrease in trade and other accounts payable	(67)	(225)	(54)
Increase (decrease) in tenants’ security deposits, net	(5)	*) —	8

	7	(294)	(197)

Net cash provided by operating activities before interest, dividend and taxes	589	471	2,721

Cash received and paid during the year for:

Interest paid	(468)	(446)	(1,843)
Interest received	7	14	218
Dividend received	70	32	155
Taxes paid	(11)	(7)	(69)
Taxes received	—	—	7

	(402)	(407)	(1,532)

Net cash provided by operating activities	187	**) 64	**) 1,189

*)	Represent an amount of less than NIS 1 million.
**)	Reclassified, refer to Note 2d.
***)	Restated and retrospectively adjusted, refer to Notes 2e and 2f.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities:

Proceeds from sale of investees	—	—	54
Investment and loans to investees, net	(6)	(695)	(1,275)
Acquisition, construction and development of investment property	(783)	**) (620)	**) (2,994)
Investments in fixed assets	(2)	(1)	(50)
Proceeds from sale of investment property	127	611	2,136
Proceeds from sale of fixed assets	1	—	38
Grant of long-term loans	(28)	(53)	(181)
Collection of long-term loans	218	5	329
Short-term investments, net	(13)	130	(30)
Investment in financial assets	(29)	(1)	(345)
Proceeds from sale of financial assets	23	5	110

Net cash used in investing activities	(492)	**) (619)	**) (2,208)

Cash flows from financing activities:

Issue of shares net of issuance expenses	—	—	489
Repayment of loans granted for purchase of Company’s shares	—	*) —	*) —
Exercise of share options into Company’s shares	*) —	*) —	*) —
Capital issuance to non-controlling interests, net	10	470	536
Acquisition of non-controlling interests	(2)	(33)	(102)
Dividend paid to equity holders of the Company	—	—	(298)
Dividend paid to non-controlling interests	(275)	(148)	(698)
Receipt of long-term loans	292	757	1,429
Repayment of long-term loans	(822)	(1,359)	(4,820)
Repayment of long-term credit facilities from banks, net	(181)	(72)	(1,084)
Short-term credit from banks and others, net	264	178	(83)
Repayment and early redemption of debentures and convertible debentures	(31)	(21)	(1,366)
Issue of debentures and convertible debentures	949	1,044	6,033
Unwinding of hedging transactions	—	—	392

Net cash provided by financing activities	204	816	428

Exchange differences on balances of cash and cash equivalents	4	(30)	(74)

Increase (decrease) in cash and cash equivalents	(97)	231	(665)

Cash and cash equivalents at the beginning of the period	1,018	1,683	1,683

Cash and cash equivalents at the end of the period	921	1,914	1,018

*)	Represent an amount of less than NIS 1 million.
**)	Reclassified, refer to Note 2d.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
(a) Significant non-cash transactions:

Conversion and interest payment of convertible debentures into subsidiary’s shares	31	31	67

Dividend payable to equity holders of the Company	79	71	—

Dividend payable to non-controlling interests	102	199	77

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of March 31, 2014 and for the three months then ended (“condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2013 and for the year then ended and accompanying notes, as adjusted due to restatement, authorized by the board of directors on September 10, 2014 (“annual financial statements”).

b.	As of March 31, 2014 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 1.5 billion. The Group has unused approved credit facilities in the amount of NIS 8.4 billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Group raised equity and long-term debt at the net amount of NIS 2.6 billion, also refer to Note 5. The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company:

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

Amendments to IAS 36, Impairment of Assets

In May 2013, the IASB published amendments to IAS 36, Impairment of Assets (the “Amendments”) dealing with disclosure requirements with regard to fair value less costs of disposal of assets. The Amendments include additional disclosure requirements regarding the recoverable amount and the fair value.

The Amendments are effective prospectively beginning from January 1, 2014. The initial adoption of the Amendments had no material impact on the Company’s financial statement.

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21 (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Interpretation is effective from January 1, 2014. The initial implementation of the Interpretation had no material impact on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Disclosure of new IFRS’s in the period prior to their adoption

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2017 or thereafter. Earlier application is permitted.

The Company is evaluating the possible impact of the adoption of IFRS 15 but is presently unable to assess their effect, if any, on the financial statements.

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. The Company examines the effect of the amendment on the financial statements.

Amendments to IFRS 11, “Joint Arrangements”, regarding the acquisition of interests in a joint operation in which the activity constitutes a business as defined in IFRS 3:

On May 6, 2014, the IASB issued amendments to IFRS 11, “Joint Arrangements” (“the Amendment”) that prescribe the accounting treatment of the acquisition of interests in a joint operation in which the activity constitutes a business as defined in IFRS 3.

The Amendment requires the acquirer of interests in such a transaction to account for the transaction as a business combination in accordance with IFRS 3 and with other relevant IFRSs.

The Amendment will be adopted prospectively from the financial statements for annual periods beginning on January 1, 2016 or thereafter. Earlier application is permitted.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Reclassification

In March 2014, the IFRIC published a clarification pursuant to which internal fixed costs are not to be considered as incremental costs and are thus not to be considered as incremental costs for the purposes of IAS 17, Leases. As a result of the aforesaid clarification, the Group classifies internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, instead of capitalizing them to “Investment property” and immediately amortizing them to fair value gain from investment property line item. The reclassification impact totaled to an amount of NIS 8 million and NIS 29 million in the three-month period ended March 31, 2013 and in the year ended December 31, 2013, respectively. In addition, the Company reclassified the cash flow statements of the aforementioned periods and in the same amounts, decreasing the cash flow provided by operating activities against a decrease in the cash flow used in investing activities. It is clarified that the aforementioned reclassification has no effect on the Group’s net income and financial position.

e.	Publication of a clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not provided with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The Company implemented the Clarification in these restated financial statements as mentioned in Note 2f below, and the comparative data in the financial statements have been retrospectively adjusted.

With regard to the impact of implementing the Clarification on the financial statements, refer to Note 8.

f.	Restatement

As part of the process of preparing the financial statements of Dori Construction for the period ended June 30, 2014 Dori Construction carried out a comprehensive examination of the estimates of anticipated revenues and costs of its projects. The results of the aforesaid examination indicated a material deviation in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared with the existing estimates through to that time. In light of the aforesaid, the board of directors of Dori Construction appointed a special committee and granted it extensive powers in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of Dori Construction is projects. Within this framework, an independent, external engineering inspector was appointed, who conducted independent testing of the various estimates of Dori Construction’s projects and also tested the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its aforesaid examination.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of the aforesaid examinations, a material deviation was discovered in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared to the existing estimates, in a net amount of NIS 441 million. Dori Construction reported in its financial statements that the differences in the project estimates arose, inter alia, from delays in the construction and engineering failures that increased construction costs, cash flow problems that caused delays in payments to contractors and suppliers and which also caused a slowdown in the projects’ construction and the accrual of additional overhead expenses, as well as from under-pricing the projects and also from changes in the estimate of warranty provision.

In light of the deviation in the estimate of the anticipated revenues and costs in various projects of Dori Construction, Dori Construction reviewed the allocation of the amounts across the prior reporting periods. Following the review, Dori Construction reached the conclusion that the financial statements for prior reporting periods, beginning from the fourth quarter of 2012, needed to be corrected. As a result of the aforesaid, the Company has restated its financial statements as of March 31, 2014 and the three month period then ended and as to December 31, 2013 and for the year then ended and as of March 31, 2013 and for the three month period then ended. With regard to the impact of correcting the error on the financial statements, refer to Note 8 below.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

Debenture raising by the Group

During the first quarter of 2014, FCR issued to the public in Canada C$ 300 million par value (NIS 947 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment on August 30, 2024.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

A.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, investments in marketable securities, investment in held for sale securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2014		March 31, 2013		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million
Debentures	23,763	25,824	19,774	21,612	23,070	24,598
Convertible debentures	1,184	1,244	1,525	1,637	1,221	1,273
Interest bearing loans from financial institutions and others	14,012	14,356	19,453	19,988	14,767	15,090

	38,959	41,424	40,752	43,237	39,058	40,961

b.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2013. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	Capital issuances by the Group

1.	On June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY’s shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board (the “Private Offering”). Simultaneously, the Company has entered into an agreement with CPPIBEH, which provides arrangements for the appointment of directors for the board of directors of CTY, and that the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares under certain conditions.

In addition, on July 8, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Rights Issuance approximately 33.0 million shares in consideration for € 87.6 million (NIS 411 million).

Following the closing of the Private Offering, the Company’s interest in CTY decreased to 41.9%. Since the Company remained in effective control over CTY, the Company recognized an equity decrease at an amount of NIS 12 million that was recognized in capital reserves. Subsequent to the reporting date, after CTY completed the rights issuance, the Company’s interest in CTY increased to 42.2%.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE (Cont.)

2.	On September 3, 2014, FCR announced a public offering in Canada of 5.25 million shares (the “Offering”) for a total consideration of C$ 100 million (C$ 19.06 per share). The Company has made a commitment to the Offering’s underwriters to acquire 883 thousand shares of the shares to be offered as aforesaid. In addition, FCR has granted to the Offering’s underwriters an option to acquire from it, at the Offering price, an additional 787.5 thousand shares. This option is valid for a period of 30 days from the date of closing the Offering. The Offering is expected to be closed on September 12, 2014. As a result of the Offering, the Company’s interest in FCR is expected to be diluted to 44.2%, and the Company is expected to recognize an equity increase in an amount of NIS 15 million, which will be carried to capital reserves.

b.	Debt issuances by the Group

1.	In April 2014, the Company issued to the public NIS 414 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 445 million with an effective interest rate of 3.45%.

The parent company purchased, as part of the issuance, NIS 27 million par value unsecured debentures (series L) for consideration of NIS 29 million.

2.	In June and July, 2014 FCR issued to the public in Canada C$ 210 million par value (NIS 676 million) unsecured debentures (series S). The debentures bear a fixed annual interest of 4.32% and payable in one installment on July 31, 2025.

FCR used the net proceeds of the offering, inter alia, to early redeem its C$ 100 million (NIS 322 million) debentures (series F) that bear an annual interest rate of 5.32% and were originally redeemable in October 2014.

3.	In June, 2014 the Company and wholly-owned subsidiaries engaged in an agreement with institutional investor, of a U.S.$ 100 million (NIS 344 million) unsecured term loan to the wholly-owned subsidiaries, in which the Company is a guarantor, which matures on September 2027. The term loan bears fixed annual U.S.$ interest rate of 6%, payable semi annually in March and September. The term loan agreement includes financial and other customary covenants.

4.	In July 2014, S&P upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody’s upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

5.	On August 14, 2014 S&P Maalot reaffirmed the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

c.	Other events

1.

In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE (Cont.)

Katzman will be entitled to upon termination. In additional, on January 1, 2015 255,000 restricted shares will be granted to Mr. Katzman, that will vest every month over 35 months commencing on February 28, 2015 and ending on December 31, 2017, in unequal instalments in accordance with the terms of the agreement.

2.	Further to the description above regarding the deviations in the estimates of revenues and costs of the projects being performed by Dori Construction and the restatement of the financial statements of Dori Construction and of the Company as of June 30, 2014, Dori Construction has a capital deficiency attributable to its equity holders of NIS 235.3 million. As of June 30, 2014 Dori Group and Dori Construction noted in their financial statements that they are not in compliance with financial covenants relating to some of the debentures they have issued, and also that Dori Construction has not complied with various financial ratios to which it has given undertakings to financing bodies. At the same time, Dori Group and Dori Construction have stated that, as of the date of approval of the financial statements, waivers from all financing bodies were obtained and that they are not in breach of their commitments to the aforementioned debentures holders, due to the provisions of the trust deeds in relation to the examination and remedy periods in the event of non-compliance with the financial ratios.

3.	In accordance with the provisions of an agreement with a financing body, Gazit Development has committed to comply with a financial covenant of minimum equity in an amount of NIS 500 million (the “Covenant”). As of June 30, 2014, the equity of Gazit Development amounted to NIS 465 million. In accordance with the provisions of the agreement, Gazit Development has a set time, during which it is required to remedy the breach (the “Remedial Period”). Accordingly, Gazit Development had act to increase its equity and prevented a breach of the above mentioned Covenant, refer to section 6 below.

4.	In August 2014, the Company’s Board of Directors approved grant of loan at amount of NIS 200 million to Gazit Development that will be used for a scheme for investment in Dori’s Group equity by Gazit Development, which includes the following elements:

a.	The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group will amount to 85% of Dori Group’s share capital.

b.	The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, under certain conditions.

c.	Dori Group will undertake to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction.

d.	Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion.

e.	Dori Group will undertake to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

Closure of the scheme is subject to obtaining the approval of the relevant organs of Dori Group and of Dori Construction, as required by law.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE (Cont.)

5.	On August 31, 2014, Gazit Development made an irrevocable commitment to Dori Group that, in the event that the aforementioned investment scheme is not approved by the competent organs of Dori Group and subject to certain conditions, it would act to inject an amount of NIS 200 million for the purpose of strengthening the capital structure of Dori Group and Dori Construction, with NIS 130 million of the aforesaid amount to be transferred, in whatever manner Gazit Development deems, including by means of a rights offering to be issued by Dori Group at market prices and subject to the commitment of Dori Group that the vast majority of the proceeds from the issuance would be used to strengthen the capital structure and the cash flows of Dori Construction. Moreover, an amount of NIS 70 million of the aforesaid amount will be transferred to Dori Group subject to closing the repurchase of the debentures (Series A) of Dori Construction by Dori Group. So long as the aforementioned amounts are provided by means of shareholders’ loans, they will not be due for repayment before June 30, 2016, and they will also be available to Dori Group, subject to the amounts being treated as equity of Dori Group for the purposes of the financial covenants, compliance with which Dori Group has committed to vis-à-vis financing bodies. Furthermore, Gazit Development has committed to act to convert a loan of NIS 125 million into equity of Dori Construction at the share price on July 24, 2014.

6.	In August 2014, the board of directors of Gazit Development approved the issuance of 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of the board of directors’ approval, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all of the warrants that were granted to the Company in a total amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis).

7.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The grounds for the claims that are the subject of the aforesaid motions include grounds by virtue of the Securities Law, 1968, including the inclusion of erroneous details in the financial statements and the making of reports containing omissions and errors, torts of negligence under the Torts Laws, breach of a statutory duty (in relation to the Securities Law and the regulations promulgated thereunder and also the Companies Law) and deprivation, all with respect to the public reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

8.	On May 27, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), that was paid on July 8, 2014 to the shareholders of the Company on June 25, 2014.

On August 31, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), payable on October 1, 2014 to the shareholders of the Company on September 16, 2014.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction works*)	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended March 31, 2014

Segment revenues	324	512	344	344	328	128	(422)	1,558

Segment results	147	283	209	210	(123)	83	(144)	665

Finance expenses, net								(259)

Income before taxes on income								406

*)	Restated, refer to Note 2f.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction works**)	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Three months ended March 31, 2013

Segment revenues	321	580	363	341	376	133	(365)	1,749

Segment results	*) 114	*) 328	210	193	(2)	70	*) 59	972

Finance expenses, net								(264)

Income before taxes on income								708

*)	Reclassified, refer to Note 2d.
**)	Restated, refer to Note 2f.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Development and performance of construction works**)	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2013

Segment revenues	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818

Segment results	*) 420	*) 1,275	884	743	(79)	325	*) 518	4,086

Finance expenses, net								(1,636)

Income before taxes on income								2,450

*)	Reclassified, refer to Note 2d.
**)	Restated, refer to Note 2f.

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central-eastern Europe	Development and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
March 31, 2014	10,798	24,011	16,072	14,487	1,743	6,369	(5,684)	67,796

March 31, 2013	11,327	26,071	15,452	13,258	1,662	6,453	(4,419)	69,804

December 31, 2013 (Audited)	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927

*)	Restated and retrospectively adjusted, refer to Notes 2e and 2f.

NOTE 7:-	ATTACHMENT OF FINANCIAL STATEMENTS OF JOINTLY CONTROLLED COMPANY

The Company is attaching the financial statements of ATR, a jointly controlled company, which is being reported according to the equity method.

The financial statements of ATR are prepared according to IFRS as endorsed by the European Union (“EU”). The effect of the adjustment of ATR’s financial statements from IFRS as endorsed by the EU to IFRS as published by the IASB, is not material.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS

Below is the impact of the restatement with respect to the correction to the estimates of revenues and costs of the projects undertaken by Dori Construction (refer to Note 2f) and of the retrospective adjustment due to the clarification to IAS 12 (refer to Note 2e).

In the consolidated statements of financial position as of March 31, 2014 (Unaudited)

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
ASSETS

Trade receivables	872	—	(204)	668

Inventory of buildings and apartments for sale	737	—	(10)	727

Equity-accounted investees	5,961	(20)	—	5,941

Deferred taxes	111	—	(5)	106

Total assets	68,035	(20)	(219)	67,796

LIABILITIES

Trade payables	888	—	13	901

Other accounts payable	1,291	—	31	1,322

Advances from customers and buyers of apartments	267	—	6	273

Income taxes payable	37	—	(5)	32

Deferred taxes	3,010	302	—	3,312

Total liabilities	45,347	302	45	45,694

EQUITY

Retained earnings	5,503	(163)	(102)	5,238

Reserves	(1,935)	4	(21)	(1,952)

Total attributable to equity holders of the company	8,071	(159)	(123)	7,789

Non-controlling interests	14,617	(163)	(141)	14,313

Total equity	22,688	(322)	(264)	22,102

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of financial position as of March 31, 2013 (Unaudited)

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
ASSETS

Trade receivables	736	—	(42)	694

Total assets	69,846	—	(42)	69,804

LIABILITIES

Trade payables	754	—	5	759

Other accounts payable	1,340	—	12	1,352

Advances from customers and buyers of apartments	260	—	3	263

Income taxes payable	35	—	(7)	28

Deferred taxes	3,045	326	(8)	3,363

Total liabilities	47,447	326	5	47,778

EQUITY

Retained earnings	4,973	(167)	(17)	4,789

Reserves	(1,363)	6	(1)	(1,358)

Total equity attributable to equity holders of the company	7,618	(161)	(18)	7,439

Non-controlling interests	14,781	(165)	(29)	14,587

Total equity	22,399	(326)	(47)	22,026

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of financial position as of December 31, 2013 (audited)

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
ASSETS

Trade receivables	831	—	(142)	689

Other accounts receivable	298	—	4	302

Inventory of buildings and apartments for sale	703	—	(11)	692

Equity-accounted investees	5,919	(12)	—	5,907

Total assets	68,088	(12)	(149)	67,927

LIABILITIES

Trade payables	936	—	4	940

Other accounts payable	1,253	—	19	1,272

Advances from customers and buyers of apartments	259	—	8	267

Income taxes payable	34	—	(2)	32

Deferred taxes	3,000	284	(8)	3,276

Total assets	45,269	284	21	45,574

EQUITY

Retained earnings	5,378	(150)	(68)	5,160

Reserves	(1,865)	4	7	(1,854)

Total equity attributable to equity holders of the company	8,009	(146)	(61)	7,802

Non-controlling interests	14,810	(150)	(109)	14,551

Total equity	22,819	(296)	(170)	22,353

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the 3 months ended March 30, 2014 (Unaudited) -

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)
Revenues from sale of buildings, land and construction work performed	391	—	(60)	331

Cost of buildings sold, land and construction work performed	416	—	22	438

Gross Loss from sale of buildings, land and construction work performed	(25)	—	(82)	(107)

Company’s share in earnings of equity-accounted Investees, net	86	(8)	—	(78)

Operating income	755	(8)	(82)	665

Taxes on income	63	17	12	92

Net income	433	(25)	(94)	314

Attributable to:

Equity holders of the Company	204	(12)	(35)	157
Non-controlling interests	229	(13)	(59)	157

	433	(25)	(94)	314

Net earnings per share attributable to equity holders of the Company:

Basic net earnings	1.16	(0.07)	(0.20)	0.89

Diluted net earnings	1.16	(0.07)	(0.20)	0.89

*)	Total IAS 12 effect on other comprehensive income is not material.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the 3 months ended March 31, 2013 (Unaudited) -

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)
Revenues from sale of buildings, land and construction work performed	427	—	(18)	409

Gross profit from sale of buildings, land and construction work performed	31	—	(18)	13

Operating income	990	—	(18)	972

Taxes on income	74	25	(8)	91

Net income	652	(25)	(10)	617

Attributable to:

Equity holders of the Company	345	(12)	(4)	329
Non-controlling interests	307	(13)	(6)	288

	652	(25)	(10)	617

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	2.09	(0.08)	(0.02)	1.99

Diluted net earnings	2.08	(0.07)	(0.03)	1.98

*)	Total IAS 12 effect on other comprehensive income is approximately NIS 16 million (Company’s share NIS 7 million) from foreign currency translation reserve.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2013 (audited) -

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)
Revenues from sale of buildings, land and construction work performed	1,794	—	(122)	1,672

Cost of buildings sold, land and construction work performed	1,667	—	21	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	127	—	(143)	(16)

General and administrative expenses	*) (611)	—	1	(610)

Company’s share in earnings of equity-accounted investees, net	161	(12)	—	149

Operating income	4,240	(12)	(142)	4,086

Taxes on income	294	(22)	(7)	265

Net income	2,310	10	(135)	2,185

Attributable to:

Equity holders of the Company	977	5	(55)	927
Non-controlling interests	1,333	5	(80)	1,258

	2,310	10	(135)	2,185

Net earnings per share attributable to equity holders of the Company:

Basic net earnings	5.70	0.03	(0.32)	5.41

Diluted net earnings	5.64	0.03	(0.32)	5.35

*)	Reclassified, refer to Note 2d.
**)	Total IAS 12 effect on other comprehensive income is approximately NIS 11 million (Company’s share NIS 6 million) from foreign currency translation reserve.

- - - - - - - - - - - - - - - -

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of March 31, 2014

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of March 31, 2014 and for the period of three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,329 million as of March 31, 2014, and for which the Company’s share of its earnings amounted to NIS 49 million in the period of three months then ended. The financial statements of this company were reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note g to the separate interim financial information regarding the restatement of the consolidated financial statements as of March 31, 2014 and for the period of three months then ended in order to retroactively reflect the amendment in income from subsidiaries due to amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group’s consolidated interim financial statements as of March 31, 2014, published as part of the interim reports as adjusted due to restatement (“consolidated financial statements”) attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,			December 31,
	2014		2013	2013
	Unaudited			Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents		148	33	474
Current maturities of long-term loans to subsidiaries		102	204	363
Financial derivatives		24	93	17
Other accounts receivable		3	115	4

Total current assets		277	445	858

NON-CURRENT ASSETS

Long-term loans		*) —	*) —	*) —
Available for sale marketable securities		111	—	108
Financial derivatives		830	1,060	743
Loans to subsidiaries		6,441	6,675	6,267
Investments in subsidiaries	**)	11,760	**) 11,251	**) 11,913
Fixed assets, net		6	7	6
Deferred costs		—	1	—

Total non-current assets		19,148	18,994	19,037

Total assets		19,425	19,439	19,895

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to section c2.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of debentures	264	731	256
Financial derivatives	10	—	—
Trade payables	3	1	4
Other accounts payable	91	86	181
Current tax payable	9	1	8
Dividend payable	79	71	—

Total current liabilities	456	890	449

NON-CURRENT LIABILITIES

Loans from banks and others	764	1,877	1,154
Debentures	10,390	9,075	10,464
Deferred taxes	26	158	26

Total non-current liabilities	11,180	11,110	11,644

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	229	219	229
Share premium	4,295	3,810	4,288
Reserves	*) (1,973)	*) (1,379)	*) (1,875)
Retained earnings	*) 5,238	*) 4,789	*) 5,160

Total equity	7,789	7,439	7,802

Total liabilities and equity	19,425	19,439	19,895

*)	Restated and retrospectively adjusted, refer to section c2.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

September 10, 2014
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
Management fees from related companies	*) —	*) —	2
Finance income from subsidiaries	66	82	330
Other finance income	95	183	412

Total income	161	265	744

General and administrative expenses	18	17	79
Finance expenses	74	112	671
Other expenses	—	*) —	*) —

Total expenses	92	129	750

Gain (loss) before income from subsidiaries, net	69	136	(6)

Income from subsidiaries, net	**) 97	**) 230	**) 879

Income before taxes on income	166	366	873

Taxes on income (tax benefit)	9	37	(54)

Net income attributed to the Company	**) 157	**) 329	**) 927

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to section c2.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
Net income attributed to the Company	*) 157	*) 329	*) 927

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	45	(12)	(59)
Gain on available for sale securities	4	—	3

Other comprehensive income (loss) attributed to the Company	49	(12)	(56)

Other comprehensive loss attributed to subsidiaries (net of tax effect)	(115)	*) (459)	*) (911)

	(66)	(471)	(967)

Items not to be reclassified to profit or loss:

Loss on revaluation of fixed assets attributable to subsidiary	—	(6)	(6)

Total other comprehensive loss attributed to the Company	(66)	(477)	(973)

Total comprehensive income (loss) attributed to the Company	*) 91	*) (148)	*) (46)

*)	Restated and retrospectively adjusted, refer to section c2.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
Cash flows from operating activities of the Company

Net income attributed to the Company	157	329	927

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	*) —	*) —	2
Finance income, net	(87)	(153)	(71)
Income from subsidiaries, net	**) (97)	**) (230)	**) (879)
Cost of share-based payment	3	2	10
Taxes on income (Tax benefit)	9	37	(54)

	(172)	(344)	(992)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	2	(13)	(4)
Increase (decrease) in trade payables and other accounts payable	(4)	6	—

	(2)	(7)	(4)

Cash paid and received during the year by the Company for:

Interest paid	(232)	(171)	(491)
Interest received	1	1	191
Interest received from subsidiaries	33	73	233
Taxes paid	(8)	(1)	(33)
Dividend received from subsidiary	157	—	113

	(49)	(98)	13

Net cash used in operating activities of the Company	(66)	(120)	(56)

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to section c2.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets	*) —	(1)	(2)
Proceeds of sale of fixed assets	—	—	*) —
Investments in subsidiaries	(54)	(497)	(1,200)
Redemption of preferred shares of subsidiary	—	—	231
Loans repaid by (granted to) subsidiaries, net	134	(57)	212
Investment in available for sale securities	—	—	(105)

Net cash provided by (used in) investment activities of the Company	80	(555)	(864)

Cash flows from financing activities of the Company:

Issue of shares less issue expenses	—	—	489
Exercise of share options into shares	*) —	*) —	*) —
Repayment of loans for purchase of company shares	—	*) —	*) —
Dividend paid to equity holders of the Company	—	—	(298)
Issue of debentures less issue expenses	—	—	1,670
Repayment and early redemption of debentures	—	—	(885)
Repayment of long-term credit facilities from banks, net	(341)	(72)	(753)
Unwinding of hedge transaction	—	—	392

Net cash provided by (used in) financing activities of the Company	(341)	(72)	615

Exchange differences on balance of cash and cash equivalents	1	—	(1)

Decrease in cash and cash equivalents	(326)	(747)	(306)

Cash and cash equivalents at the beginning of period	474	780	780

Cash and cash equivalents at the end of period	148	33	474

Significant non-cash activities of the Company:

Dividend payable to equity holders of the Company	79	71	—

Exchange of loans granted to subsidiaries for share issuance	—	—	214

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Additional information

a.	General

This separate financial information as of March 31, 2014 and for the three month then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2013 and for the year then ended and accompanying notes thereto, as restated, authorized by the board of directors on September 10, 2014 and with financial information in the interim condensed consolidated financial statements as of March 31, 2014.

b.	As of March 31, 2014 (the “reporting date”), the Company has a working capital deficiency of NIS 179 million. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 3.2 billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Company raised long-term debt at a net amount of NIS 445 million, also see section e1 below. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	In the first quarter of 2014, CTY declared a dividend amounting to EUR 66 million. The Company’s share of this dividend, paid in March 2014, amounted to NIS 157 million.

2.	For details regarding the restatement and the retrospective adjustment of the financial statements as of March 31, 2014 and for the three month period then ended, and as of December 31, 2013 and for the year then ended, and also as of March 31, 2013 and for the three month period then ended, refer to Notes 2e and 2f to the consolidated interim financial statements, as well as to section g in this report.

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2014		March 31, 2013		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million
Debentures	10,654	12,069	9,806	10,826	10,720	11,866

Loans from banks and others	764	776	1,877	1,894	1,154	1,175

	11,418	12,845	11,683	12,720	11,874	13,041

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2013. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

GAZIT-GLOBE LTD.

Additional information

e.	Events after the reporting date

1.	For information regarding issuance of debentures (series L) by way of expansion of listed series in April 2014 at an amount of NIS 445 million, refer to Note 5b1 to the condensed consolidated interim financial statements.

2.	For information regarding CTY’s private offering in June 2014 of 77.9 million shares for total consideration of € 206.4 million (€ 2.65 per share), and of a rights issuance for a total consideration of € 196.5 million (NIS 922 million) with the Company’s participation at an amount of NIS 411 million that was completed after the reporting date, refer to Note 5a1 to the consolidated interim financial statements.

3.	For details regarding an engagement of the Company and wholly-owned subsidiaries with institutional investor, for private U.S. dollar term loan to the wholly-owned subsidiaries in which the Company is a guarantor, refer to Note 3b5 to the consolidated interim financial statements.

4.	For details regarding grant of a loan to Gazit Development at amount of NIS 200 million for the purpose of submitting a scheme for equity investments in Dori Group by Gazit Development, refer to Note 5c4 to the condensed consolidated interim financial statements.

5.	On August, 2014 S&P Maalot reaffirmed the credit rating of all the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

6.	For details regarding Globe Development board approval for the issuance of 3.0 million warrants by means of rights offering at an exercise price of NIS 21.34 per share and their exercise by the Company, refer to Note 5c6 to the condensed consolidated interim financial statements.

7.	For information regarding certifying lawsuits as class actions that were filed against the Company, Dori Construction and others, refer to Note 5c7 to the condensed consolidated interim financial statements.

f.	Dividend declared

On May 27, 2014, the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), that was paid on July 8, 2014, to the shareholders of the Company on June 25, 2014.

On August 31, 2014, the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), payable on October 1, 2014, to the shareholders of the Company on September 16, 2014.

GAZIT-GLOBE LTD.

Additional Information

g.	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE SEPERATE FINANCIAL STATEMENTS

Below is the impact of the restatement with respect to the correction to the estimates of revenues and costs of the projects undertaken by Dori Construction (refer to Note 2f to the consolidated interim financial statements) and of the retrospective adjustment due to the clarification to IAS 12 (refer to Note 2e to the consolidated interim financial statements).

In the statement of financial position as of March 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Investments in subsidiaries	12,042	(159)	(123)	11,760
Retained earnings	5,503	(163)	(102)	5,238
Reserves	(1,956)	4	(21)	(1,973)
Equity holders of the Company	8,071	(159)	(123)	7,789

In the statement of financial position as of March 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Investments in subsidiaries	11,430	(161)	(18)	11,251
Retained earnings	4,973	(167)	(17)	4,789
Reserves	(1,384)	6	(1)	(1,379)
Equity holders of the Company	7,618	(161)	(18)	7,439

GAZIT-GLOBE LTD.

Additional information

g.	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE SEPERATE FINANCIAL STATEMENTS (Cont.)

In the statement of financial position as of December 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Investments in subsidiaries	12,120	(146)	(61)	11,913
Retained earnings	5,378	(150)	(68)	5,160
Reserves	(1,886)	4	7	(1,875)
Equity holders of the Company	8,009	(146)	(61)	7,802

In the statement of income and comprehensive income:

For the 3 months ended March 31, 2014 -

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Income from subsidiaries, net	144	(12)	(35)	97
Net income attributable to the Company	204	(12)	(35)	157
Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(115)	—	—	(115)
Total comprehensive income (loss) attributable to the Company	138	(12)	(35)	91

GAZIT-GLOBE LTD.

Additional information

g.	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE SEPERATE FINANCIAL STATEMENTS (Cont.)

For the 3 months ended March 31, 2013 -

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Income from subsidiaries, net	246	(12)	(4)	230
Net income attributable to the Company	345	(12)	(4)	329
Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(466)	7	—	(459)
Total comprehensive income (loss) attributable to the Company	(139)	(5)	(4)	(148)

For the year ended December 31, 2013 -

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
Income from subsidiaries, net	929	5	(55)	879
Net income attributable to the Company	977	5	(55)	927
Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(917)	6	—	(911)
Total comprehensive income (loss) attributable to the Company	(2)	11	(55)	(46)

h.

- - - - - - - - - - - - - - - - - -

GAZIT-GLOBE LTD.

EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

in Accordance with Israeli Securities Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Varda Zuntz, Head of Corporate Responsibility;

4.	Rami Vaisenberger, Vice President and Controller;

5.	Ronen Geles, Vice President Finance.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance department or under their supervision, or by another party actually executing their functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the applicable laws, and to ensure that information the Corporation is required to disclose in the statements it publishes under applicable laws is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance department or to another party actually executing their functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Annual Report for the year ended December 31, 2013 which is being reissued in parallel to this report (the “Last Annual Report regarding Internal Control”), the management and Board of Directors evaluated the internal control in the corporation. Based on this evaluation, management and the Board of Directors have reached the conclusion that the internal control as of December 31, 2013 is not effective, due to what is mentioned below.

Through the re-approval date of the report as of March 31, 2014 due to its restatement, an event or matter had been brought to the attention of the Board of Directors and the management of the Corporation that had changed the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control (as reported before its restatement), with this being due to a material error discovered at the subsidiary U. Dori Construction Ltd. (“Dori Construction”) in the process of “income recognition and costs and revenues estimation in construction projects”, as detailed below.

As part of the preparation process for the financial statements of Dori Construction for the second quarter of 2014, Dori Construction carried out a comprehensive examination of the estimates of anticipated revenues and costs of its various projects. The results of the aforementioned examination indicated a material deviation in the estimates of anticipated revenues and costs of the various projects of Dori Construction, compared with the existing estimates in their possession until that time. Within the aforementioned framework, it was found, inter alia, that part of the amount of the deviation in the estimates needed to be expressed in the estimates that were used in preparing the financial statements of Dori Construction in the prior reporting periods, the earliest of which was the fourth quarter of 2012. In light of the aforementioned, Dori Construction and, consequently, also the Corporation have retrospectively restated their financial statements as of March 31, 2014 and for the three month period then ended and also retrospectively restated their financial statements as of December 31, 2013 and for the year then ended, in order to retroactively reflect the correction of the error in the original estimates of the anticipated revenues and costs of Dori Construction’s projects and, as a result, the profit from these projects compared with the updated estimates received during 2014, in various periods, the earliest of which is the fourth quarter of 2012. For details regarding the impact of the error on items in the financial statements for prior periods, refer to Note 8 to the consolidated interim financial statements of the Corporation to which this report is attached, as well as Section g in the separate financial statements of the Corporation in accordance with Israeli Securities Regulation 38d.

GAZIT-GLOBE LTD.

EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Dori Construction initially disclosed the aforementioned material error on July 27, 2014 in an immediate report and also published further updates and clarifications on immediate reports on July 28, 2014, on July 29, 2014 and on August 28, 2014. Accordingly, the Corporation published immediate reports regarding Dori Construction and its public reporting and the resulting impact on the financial statements of the Corporation as well as the Corporation’s examination as to whether a material error exists in its financial statements (reference nos. 2014-01-121131 and 2014-01-144543)1.

As of the Reporting Date, based on that stated in the Last Annual Report regarding Internal Control, and based on information brought to the attention of the management and the Board of Directors as referred to above, a material weakness exists in the Corporation’s internal control and, accordingly, the internal control is not effective.

In its financial statements for the first quarter of 2014, as adjusted due to their restatement, Dori Construction stated that management, under the supervision of Dori Construction’s board of directors, had taken measures, as described below, in order to ensure that, despite the existence of a material weakness in its internal control, the restated financial statements of Dori Construction as of December 31, 2013 were prepared in accordance with the statutory provisions:

The board of directors of Dori Construction established a special committee, whose members included the members of the audit committee of Dori Construction and also the director, Mr.Yehezkel (Hezi) Berkovitz (the “Special Committee”), in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of the projects of Dori Construction. The Special Committee was granted extensive powers to examine any matter it considers appropriate. The Special Committee also appointed separate, independent legal and accounting consultants to assist it in its work. The Special Committee appointed an independent, external engineering inspector (a well-reputed firm engaged in engineering supervision), whose duties are to examine and verify the data and the aforementioned estimates. The external inspector checked the estimates of Dori Construction and also the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its examination of the deviation in the estimates for prior periods, insofar as this relates to the representative test sample of projects that were selected by the Special Committee.

Within the framework of updating the budgetary control that Dori Construction conducted for all the relevant projects and within the framework of the examinations conducted by both Dori Construction and by the external inspector, as described above, the estimates of anticipated revenues and costs of Dori Construction’s projects through to their completion were examined. These estimates were based , inter alia ,on the terms of Dori Construction’s contracts with project customers, subcontractors and suppliers, exceptions and additions to the projects, changes in the requirements of project customers, price increases for raw materials , reassessments of the projects’ anticipated completion periods and the resulting financial implications therefrom, accrued expenses, including expenses remaining to be paid to suppliers and subcontractors, the balance of overhead expenses at constructions sites and other general expenses.

As of the approval date of the financial statements of the Corporation as of March 31, 2014, as adjusted due to their restatement, the Special Committee had not yet completed the process of determining the causes of the material deviation in the estimates of revenues and costs, and it is considering, inter alia, appointing an independent external examiner in connection with the process of clarifying the reasons for the aforementioned deviation. As stated, Dori Construction is reviewing the reasons that led to the material error. Once the aforementioned examination process is completed, Dori Construction will act to internalize the lessons to prevent the recurrence of such situations. Shortly after completion of the process , Dori Construction will act to apply the lessons and, in particular, to strengthen its controls and to remediate the material weakness. The board of directors of Dori Construction has instructed its management to act to remediate the material weakness, as referred to above, as soon as possible and in no event not later than by the date of Dori Construction’s financial statements for 2014, and to thereby reduce the risk of material misstatement in the aforementioned financial statements.

Dori Construction has begun to deploy a new information system (ERP). Dori Construction intends to use this system to assist it in strengthening its internal control and to enhance the availability and reliability of information at Dori Construction.

In light of the aforementioned, the Audit Committee and the Board of Directors of the Corporation have examined the processes that were conducted by Dori Construction pursuant to the preparation of its restated annual financial statements, including in connection with the correction of the financial statements for prior reporting periods, and have received ongoing reports and updates from Dori Construction concerning the processes being undertaken. At the request of the Audit Committee and Board of Directors of the Corporation, the follow-up by the Corporation, including receipt of regular

[1]	Furnished to the U.S. Securities and Exchange Commission as Exhibit 99.1 to the Current Report dated July 28, 2014 and as Exhibit 99.1 to the Current Report dated August 28, 2014, respectively.

GAZIT-GLOBE LTD.

EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

updates from Dori Construction, will continue with respect to the measures taken by Dori Construction and those it intends to take within the framework of the aforementioned process, including pursuant to identifying the reasons for the deviation in the estimates so that Dori Construction may remediate the said material weakness and also reduce the risk of material misstatement in the financial statements of the Corporation in the future.

GAZIT-GLOBE LTD.

EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2014, which have been restated (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	I have presented in this report every event or matter that occurred during the period between the date of the last annual report and the date of this report, and which change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure and their effect on the aforesaid internal control.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

September 10, 2014
Aharon Soffer, President

GAZIT-GLOBE LTD.

EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance department in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance department

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2014, which have been restated (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Every event or matter that occurred during the period between the date of the last annual report and the date of this report, which would be enough to change my conclusion with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation, insofar as it relates to the financial statements and to the other financial information included in the Statements, have been brought to the attention of the management and the Board of directors and are included in the report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

September 10, 2014
Gil Kotler, Senior Executive Vice President and CFO

Leader in Shopping Centres in Central and Eastern Europe

Atrium European Real Estate Ltd

Interim Financial Report 31 March 2014

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position

		31 March 2014		31 December 2013
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non-current assets
Standing investments	4	2,471,578		2,356,164
Developments and land	5	432,268		583,637
Other non-current assets		50,481		55,306
			2,954,327		2,995,107

Current assets
Cash and cash equivalents	6	294,425		305,577
Other current assets		44,293		43,522
Assets held for sale	7	47,350		—
			386,068		349,099

Total assets			3,340,395		3,344,206

Equity	8		2,263,110		2,267,289

Liabilities
Non-current liabilities
Long term borrowings	9	796,919		798,044
Derivatives	10	12,510		11,756
Other non-current liabilities		177,957		181,708
			987,386		991,508

Current liabilities
Short term borrowings	9	5,556		5,511
Other current liabilities		84,343		79,898
			89,899		85,409

Total equity and liabilities			3,340,395		3,344,206

The Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 15 May 2014 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and ChaimKatzman, Chairman.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Income Statement

	Three months ended 31 March			Three months ended 31 March
	2014			2013
(Unaudited)	Note	€’000	€’000	€’000	€’000
Gross rental income		52,816		50,575
Service charge income		19,095		19,060
Net property expenses		(20,912)		(22,413)
Net rental income			50,999		47,222

Net result on disposals		(157)		67
Costs connected with developments		(1,226)		(1,069)
Revaluation of investment properties		(15,975)		8,424
Other depreciation, amortisation and impairments	11	(588)		(644)
Administrative expenses		(5,120)		(6,164)
Net operating profit		27,933		47,836

Net financial expenses	12	(42)		(14,818)
Profit before taxation			27,891		33,018

Taxation charge for the period	13	(1,949)		(2,249)

Profit after taxation for the period			25,942		30,769

Attributable to:
Owners of the parent		25,954		30,783
Non controlling interest		(12)		(14)
			25,942		30,769
Basic and diluted earnings per share in €cents attributable to shareholders		6.9		8.2

Condensed Consolidated Statement of Comprehensive Income

	Three months ended 31 March		Three months ended 31 March
	2014		2013
(Unaudited)	€’000	€’000	€’000	€’000
Profit for the period	25,942		30,769
Items that may be reclassified subsequently to the income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(7,847)		4,780
Movements in hedging reserves (net of deferred tax)	(611)		1,580
Total comprehensive income for the period		17,484		37,129

Attributable to:	17,496		37,143
Owners of the parent	(12)		(14)
Non controlling interest		17,484		37,129

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Cash Flow Statement

	Three months ended 31 March	Three months ended 31 March
	2014	2013
(Unaudited)	€’000	€’000
Net cash generated from operating activities	33,335	28,060
Cash flows used in investing activities	(17,621)	(17,078)
Cash flows used in financing activities	(26,324)	(26,117)
Net decrease in cash and cash equivalents	(10,610)	(15,135)
Cash and cash equivalents at the beginning of the period	305,577	207,843
Effect of exchange rate fluctuations on cash held	(482)	(271)
Cash and cash equivalents classified as held for sale	(60)	—
Cash and cash equivalents at the end of the period	294,425	192,437

Consolidated Statement of Changes in Equity

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation	Equity attributable to controlling shareholders	Non controlling interest	Total equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2014		2,760,335	4,346	(9,522)	(389,542)	(97,588)	2,268,029	(740)	2,267,289

Total comprehensive income		—	—	(611)	25,954	(7,847)	17,496	(12)	17,484
Share based payment		—	468	—	—	—	468	—	468
Issue of no par value shares		452	(84)	—	—	—	368	—	368
Dividends	8	(22,499)	—	—	—	—	(22,499)	—	(22,499)

Balance as at 31 March 2014		2,738,288	4,730	(10,133)	(363,588)	(105,435)	2,263,862	(752)	2,263,110

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation	Equity attributable to controlling shareholders	Non controlling interest	Total equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

Total comprehensive income		—	—	1,580	30,783	4,780	37,143	(14)	37,129
Share based payment		—	181	—	—	—	181	—	181
Issue of no par value shares		681	(174)	—	—	—	507	—	507
Dividends	8	(18,679)	—	—	—	—	(18,679)	—	(18,679)
Acquisition of non-controlling interest		—	—	—	(5,820)	—	(5,820)	2,379	(3,441)

Balance as at 31 March 2013		2,818,660	4,886	(12,861)	(432,195)	(80,725)	2,297,765	(696)	2,297,069

ATRIUM EUROPEAN REAL ESTATE LIMITED

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

1.	Reporting entity

Atrium European Real Estate Limited (“Atrium” or “the Company”) is a company incorporated and domiciled in Jersey. Its registered office is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands and its business address in Jersey is Lister House Chambers, 35 The Parade, St Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2.	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2013.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

Financial assets and liabilities

Other than as described in note 9, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortised cost in the financial statements are deemed not to be significantly different from their fair value. Loans to third parties with a book value of €8.0 million (31 December 2013: €8.0 million) were impaired to reflect the recoverable amounts.

ATRIUM EUROPEAN REAL ESTATE LIMITED

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2013 except for the new standards adopted by the Group as of January 1, 2014 as described below.

Amendments to and interpretations of existing standards effective in the current period

•	IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). The amendments stipulate the specific conditions which allow a net presentation of financial assets and liabilities. The amendments are applied retrospectively commencing from the financial statements for periods beginning on or after 1 January 2014. The amendment did not have an impact on the Group’s financial statements.

•	Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets. The amendments to IAS 36 reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or intangible assets with indefinite useful lives have been allocated. Under the amendments, the recoverable amount only has to be disclosed when an impairment loss has been recognised or reversed. The amendment did not have any impact on the Group’s financial position and performance and only affected disclosures.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been early adopted by the Group

•	IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard will not be effective before 1 January 2017 with the final effective date being determined by the IASB when other parts of IFRS 9 are finalised but may be applied earlier subject to EU endorsement). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. The standard will not be effective before 1 January 2017 with the final effective date being determined by the IASB when other parts of IFRS 9 are finalised but may be applied earlier subject to EU endorsement. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IFRIC Interpretation 21 “Levies” stipulates that an entity should only recognise a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered on reaching a minimum threshold, the interpretation clarifies the fact that no liability should be anticipated before the specified minimum threshold is reached. The IFRIC does not apply to income taxes, fines, penalties or the acquisition of assets from governments.

ATRIUM EUROPEAN REAL ESTATE LIMITED

IFRIC 21 is effective for annual periods beginning on or after January 1 2014, however the EU has not yet endorsed the IFRIC. The Group believes that the application of the interpretation will not have a material impact on its consolidated financial statements.

•	On 12 December 2013, the International Accounting Standards Board (IASB) issued two cycles of Annual Improvements to IFRSs – Cycles 2010-2012 and 2011-2013 - that contain eleven amendments to nine standards. The amendments will be effective as of 1 July 2014 either prospectively or retrospectively. The EU has not yet endorsed these annual improvements. The Group believes that the application of the improvements will not have a material impact on its consolidated financial statements. The amendments that might be relevant to the Group are summarised below.

•	Amendment to IFRS 2 Share Based Payments - This amendment clarifies the definition of ‘vesting conditions’ by defining ‘performance condition’ and ‘service condition’ separately.

•	Amendment to IFRS 3 Business Combination - The objective of this amendment is to clarify certain aspects of accounting for contingent consideration in a business combination.

•	Amendment to IAS 40 Investment Property - The amendment clarifies the interrelationship of IFRS 3 Business Combinations and IAS 40 Investment Property when classifying property as investment property or owner-occupied property.

•	Amendment to IFRS 13 Fair Value Measurements - An amendment to the Basis for Conclusions stipulates that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.

ATRIUM EUROPEAN REAL ESTATE LIMITED

4.	Standing investments

The current portfolio of standing investments of the Group consists of 153 properties (31 December 2013: 153).

A roll forward of the total standing investments portfolio is provided in the table below:

	Three months ended 31 March 2014 €’000	Year ended 31 December 2013 €’000
Balance as at 1 January	2,356,164	2,185,336
Additions - new properties	—	146,012
Additions - technical improvements, extensions	2,601	30,811
Movements - financial leases	281	4,755
Transfers from developments and land	109,727	877
Currency translation difference	(140)	(18,660)
Revaluation of standing investments	3,190	14,712
Disposals	(245)	(7,679)
Balance as at the end of the period	2,471,578	2,356,164

On 20 March 2014, Atrium Felicity shopping centre in Lublin, Poland, was opened and transferred from developments and land to the standing investments portfolio.

5.	Developments and land

A roll forward of the total developments and land portfolio is provided in the table below:

	Three months ended 31 March 2014 €’000	Year ended 31 December 2013 €’000
Balance as at 1 January	583,637	538,395
Additions - cost of land and construction	22,097	54,737
Additions- new properties	—	28,862
Movements - financial leases	(3,297)	2,910
Transfer to standing investments and assets held for sale	(151,210)	(877)
Disposals	—	(4,817)
Interest capitalised	206	799
Currency translation difference	—	(374)
Revaluation of developments and land	(19,165)	(35,998)
Balance as at the end of the period	432,268	583,637

In July 2013, the Group signed agreements with the general contractor for the second phase of the redevelopment of our Atrium Copernicus centre in Torun, Poland. Together with the first phase multi-level car park expansion, the total extension will add an additional 17,300 sqm of GLA and a further 640 parking spaces to the centre on completion. The total net incremental costs to complete the project are approximately €22.3 million.

For information regarding a land classified as held for sale, see notes 7 and 17.

ATRIUM EUROPEAN REAL ESTATE LIMITED

6.	Cash and cash equivalents

As at 31 March 2014, the Group held total cash and cash equivalents of €294.4 million (31 December 2013: €305.6 million). The Group held cash of €6.7 million (31 December 2013: €6.3 million) as security for guarantees and/or other restricted cash held in various banks on the Group’s behalf.

7.	Assets and liabilities held for sale

The major classes of assets and liabilities of a subsidiary which are presented as held for sale at the end of the reporting period are as follows:

31 March 2014
€’000
Non-current assets
Developments and land	41,483
Other non-current assets	5,786

Current assets
Cash and cash equivalents	60
Other current assets	21

Total Assets	47,350

Current Liabilities
Other current liabilities	350

Net assets as at the end of the period	47,000

For further information see note 17 Subsequent Events.

8.	Equity

As at 31 March 2014, the total number of ordinary shares issued was 375,031,601 (31 December 2013: 374,899,934 shares). During the three month period ended 31 March 2014, Atrium paid a dividend of €0.06 (3M 2013: €0.05) per ordinary share, which amounted to a total of €22.5 million (3M 2013: €18.7 million).

9.	Borrowings

	31 March 2014		31 December 2013
	Net book value	Fair value	Net book value	Fair value
	€’000	€’000	€’000	€’000
Bonds	499,352	513,443	499,066	506,083
Bank loans	303,123	304,196	304,489	305,253
Total	802,475	817,639	803,555	811,336

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for Bonds and Loans are categorised within Level 2 of the fair value hierarchy as defined in IFRS 13.

The borrowings are repayable as follows:

	31 March 2014	31 December 2013
	Net book value	Net book value
	€’000	€’000
Due within one year	5,556	5,511
In second year	75,908	75,544
In third to fifth years inclusive	269,226	270,290
After five years	451,785	452,210
Total	802,475	803,555

10.	Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011 in connection with two bank loans secured over newly acquired properties. These swaps replace floating interest rates by fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow volatility from variable interest rates on the bank loans. The IRSs are measured at fair value using the discounted future cash flows method.

As at 31 March 2014, the IRSs are in a liability position and have a fair value of €12.5 million (31 December 2013: €11.8 million liability). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets. The inputs used to determine the future cash flows are the 3 month Euribor Forward curve and an appropriate discount rate. The inputs used are derived either directly (i.e. as prices) or indirectly (i.e. from prices). Therefore, these IRSs are classified as Level 2 Fair value measurements under IFRS 13.

11.	Other depreciation, amortisation and impairments

	Three months ended 31 March
	2014	2013
	€’000	€’000
Other depreciation and amortisation	(588)	(448)
Impairments	—	(196)
Total	(588)	(644)

ATRIUM EUROPEAN REAL ESTATE LIMITED

12.	Net financial expenses

	Three months ended 31 March
	2014	2013
	€’000	€’000
Interest income	269	930
Interest expense	(8,161)	(5,601)
Finance lease interest expense	(1,435)	(1,420)
Foreign currency differences	9,297	(7,896)
Impairment of financial instruments	(74)	(831)
Other financial income	62	—
Total	(42)	(14,818)

13.	Taxation charge for the period

	Three months ended 31 March
	2014	2013
	€’000	€’000
Current period corporate income tax expense	(358)	(940)
Deferred tax charge	(1,422)	(1,421)
Adjustments to prior periods	(169)	112
Total	(1,949)	(2,249)

ATRIUM EUROPEAN REAL ESTATE LIMITED

14.	Segment reporting

Reportable segments

For the period ended 31 March 2014	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	52,816	—	—	52,816
Service charge income	19,095	—	—	19,095
Net property expenses	(20,912)	—	—	(20,912)
Net rental income	50,999	—	—	50,999

Net result on acquisitions and disposals	(157)	—	—	(157)
Costs connected with developments	—	(1,226)	—	(1,226)
Revaluation of investment properties	3,190	(19,165)	—	(15,975)
Other depreciation, amortisation and impairments	(486)	—	(102)	(588)
Administrative expenses	(3,000)	938	(3,058)	(5,120)
Net operating profit/(loss)	50,546	(19,453)	(3,160)	27,933

Net financial expense	(5,136)	6,828	(1,734)	(42)
Profit/(loss) before taxation for the period	45,410	(12,625)	(4,894)	27,891

Taxation credit/(charge) for the period	(776)	(913)	(260)	(1,949)
Profit/(loss) after taxation for the period	44,634	(13,538)	(5,154)	25,942

Investment properties	2,471,578	*473,751	—	2,945,329
Segment assets	2,543,715	506,253	290,427	3,340,395
Segment liabilities	777,441	88,536	211,308	1,077,285

*	including €41,483 thousands which were classified as assets held for sale as at March 31, 2014.

ATRIUM EUROPEAN REAL ESTATE LIMITED

For the period ended 31 March 2013	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	50,575	—	—	50,575
Service charge income	19,060	—	—	19,060
Net property expenses	(22,413)	—	—	(22,413)
Net rental income	47,222	—	—	47,222

Net result on acquisitions and disposals	67	—	—	67
Costs connected with developments	—	(1,069)	—	(1,069)
Revaluation of investment properties	8,891	(467)	—	8,424
Other depreciation, amortisation and impairments	(527)	—	(117)	(644)
Administrative expenses	(2,762)	(414)	(2,988)	(6,164)
Net operating profit/(loss)	52,891	(1,950)	(3,105)	47,836

Net financial expense	(5,470)	(5,573)	(3,775)	(14,818)
Profit/(loss) before taxation for the period	47,421	(7,523)	(6,880)	33,018

Taxation credit/(charge) for the period	(1,918)	(224)	(107)	(2,249)
Profit/(loss) after taxation for the period	45,503	(7,747)	(6,987)	30,769

Investment properties	2,197,710	549,118	—	2,746,828
Segment assets	2,274,393	596,947	210,687	3,082,027
Segment liabilities	691,198	87,145	6,615	784,958

ATRIUM EUROPEAN REAL ESTATE LIMITED

15.	Transactions with related parties

In March 2014, the Compensation and Nominating Committee determined employee annual bonus payments for 2013. Rachel Lavine, Chief Executive Officer, was awarded a total bonus of €655,000 (which includes a minimum guaranteed bonus of €375,000).

16.	Contingencies

There were no significant changes to the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2013. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 14 May 2014, the latest practicable date prior to authorisation of this report, the aggregate amounts claimed in proceedings to which Atrium was then a party in this regard was approximately €14.9 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed, withdrawn or otherwise resolved.

The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. Atrium rejects the claims and is defending them vigorously.

The continuing uncertainty in the various economies in which the Group has its operations and assets, especially the euro zone and the developing markets in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes.

17.	Subsequent events

In April 2014, the Group completed the sale of a wholly owned subsidiary which owned a land plot in Istanbul, Turkey, for a consideration of €47 million. The land plot is presented as held for sale as at the reporting date.

Also in April 2014, Atrium repurchased bonds issued in 2005 and due in 2015, with a nominal value of €20.5 million. The net loss resulting from the bond buyback was €0.8 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the three months ended 31 March 2014 which comprises the condensed consolidated statement of financial position as at 31 March 2014, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated cash flow statement and the consolidated statement of changes in equity for the three months ended 31 March 2014, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the three months ended 31 March 2014 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

15 May 2014

Notes:

•	The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since 15 May 2014.KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 15 May 2014 which in any way extends this date.

•	Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2.	Directors, Group Executive Management, Professional Advisors and Principal Locations

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Roger Orf

Aharon Soffer

Thomas Wernink

Andrew Wignall

Group Executive Management:

Rachel Lavine Soňa Hýbnerová Nils-Christian Hakert Josip Kardun Thomas Schoutens Geraldine Copeland-Wright Liad Barzilai Ljudmila Popova	CEO CFO COO (until 31/03/2014) COO and Deputy CEO CDO GC Head of Acquisitions Head of Business Development & Investor Relations

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Business address:

Lister House Chambers

35 The Parade

St Helier

Jersey

JE2 3QQ

Principal locations:

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941,

1077 XX Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z o.o.

Al. Jerozolimskie 148, PL-02–326

Warsaw

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A Iuliu Maniu Boulevard

Bucharest

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, Building 3, RU-125057

Moscow

ATRIUM EUROPEAN REAL ESTATE LIMITED

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.co

General enquiries: atrium@aere.com

Cover photo: Atrium Dominikańska Shopping Centre in Wroclaw, Poland